82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

June 30, 2003



03024243

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dlw 7/2

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On May 13, 2003, the Company issued an offering document for the issuance and sale by the Company of bonds convertible and/or exchangeable into new or existing shares. A copy of the English language version of this document is attached as Appendix A to this letter. Please note that the Company did not distribute this document or otherwise make it available in the United States, Australia, Canada or Japan, and by furnishing this document to the SEC it is not so disseminating such offering document.

2. On May 22, 2003, the Company made a slide presentation at its annual ordinary and extraordinary shareholders meeting ("Annual Meeting"). A copy of the English language version of this presentation is attached as Appendix B to this letter.

3. In connection with the Annual Meeting, the Company distributed a document containing the financial statements of the Company, the resolutions to be considered at the Annual Meeting and other related information. A copy of this document is attached as Appendix C to this letter.

4. In connection with the Annual Meeting, the Company distributed a report of its Directoire and a report of its auditors. As these documents are available in the French language only, copies are not being furnished herewith. Also in connection with the Annual Meeting, the Company published a notification regarding a share repurchase program to be considered at the AGM. As this notification is available in the French language only, a copy is not being furnished herewith.

5. On June 3, 2003, the Company issued a press release announcing the completion of the sale of Guilbert to Office Depot. A copy of the English language version of this press release is attached as Appendix D to this letter.

6. On June 24, 2003, Rexel, a subsidiary of the Company, issued a press release relating to the oversubscription to its 417 million euro capital increase, with retention of preferential subscription rights. A copy of the English language version of this press release is attached as Appendix E to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,



Joshua R. Cammaker

Enclosure
cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

PINAULT PRINTEMPS-REDOUTE

Bonds convertible and/or exchangeable into new or existing shares of Pinault-Printemps-Redoute

Obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes

The bonds convertible and/or exchangeable into new or existing shares of Pinault-Printemps-Redoute (the "Bonds") are being offered by way of a public offering in France and an offering to institutional investors in and outside of France.

This document should be read in conjunction with the English translation of the French language Document de Référence *of Pinault-Printemps-Redoute ("Pinault-Printemps-Redoute" or the "Company"), which was filed with the* Commission des opérations de bourse *under number D.03-0245 dated March 17, 2003 and with the English translation of the update of the* Document de Référence *of the Company, which was filed with the* Commission des opérations de bourse *under number D.03-0245-A01 dated May 12, 2003.*

*THIS DOCUMENT CONTAINS A FREE TRANSLATION FOR INFORMATION PURPOSES ONLY OF THE FRENCH LANGUAGE PROSPECTUS (*NOTE D'OPÉRATION*) RELATING TO THE ISSUANCE OF THE BONDS, WHICH RECEIVED* VISA *NO. 03-414 DATED MAY 13, 2003 OF THE* COMMISSION DES OPÉRATIONS DE BOURSE. *IN THE EVENT OF ANY AMBIGUITY OR CONFLICT BETWEEN CORRESPONDING STATEMENTS OR OTHER ITEMS CONTAINED IN THESE DOCUMENTS, THE RELEVANT STATEMENTS OR ITEMS OF THE FRENCH VERSION OF THE PROSPECTUS SHALL PREVAIL. NEITHER THE COMPANY NOR THE MANAGERS ASSUME ANY LIABILITY WITH RESPECT TO THIS FREE TRANSLATION.*

Application has been made to list the Bonds on the Premier Marché *of Euronext Paris S.A. with effect from May 21, 2003. The existing shares of Pinault-Printemps-Redoute are listed on the* Premier Marché *of Euronext Paris S.A. Application shall be made to list the new shares resulting from conversion for trading on the* Premier Marché *of Euronext Paris S.A., based on the date from which they carry full dividend rights either directly on the same line with the existing shares or, initially, on a second line.*

BNP Paribas ***JPMorgan*** ***SG Investment Banking***

Joint Lead Managers and Joint Bookrunners

The date of this document is May 13, 2003

The distribution of this document and the offer and sale of the Bonds in certain jurisdictions may be restricted by law. Persons receiving this document are required by Pinault-Printemps-Redoute and the underwriters to inform themselves about, and to observe, any such restrictions. This document does not constitute an offer of, or an invitation to purchase, any of the Bonds in any jurisdiction in which such offer or invitation would be unlawful. No action has been taken in any jurisdiction other than France that would permit a public offering of the Bonds, or the circulation or distribution of this document or any other offering material, where action for that purpose is required.

THIS DOCUMENT HAS NOT BEEN AND WILL NOT BE SUBMITTED TO THE CLEARANCE PROCEDURES OF THE COMMISSION DES OPÉRATIONS DE BOURSE *AND ACCORDINGLY MAY NOT BE USED IN CONNECTION WITH ANY OFFER OR SALE OF THE BONDS TO THE PUBLIC IN FRANCE.*

The delivery of this document, or any sale made in connection with the offering of the Bonds, shall not under any circumstances imply that the information herein contained is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of Pinault-Printemps-Redoute and its consolidated subsidiaries since the date of this document.

The Bonds and the shares to be issued upon conversion or delivered upon exchange of the Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") for offer or sale as part of their distribution and, subject to certain exceptions, may not be offered or sold in the United States. The Bonds are being offered and sold exclusively outside the United States in offshore transactions, in accordance with Regulation S of the Securities Act. Terms used in this paragraph have the respective meanings ascribed to such terms in Regulation S.

The Offering is being conducted pursuant to the standards and requirements of French law and regulations.

No person has been authorised to give any information or to make any representation other than those contained in this document, and, if given or made, such information or representations must not be relied upon as having been authorised.

This communication is directed only to persons who (i) are outside the United Kingdom or (ii) fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Order (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

In connection with this offering, Société Générale (on behalf of the Joint Bookrunners), or any person acting on its behalf, may over-allot or effect transactions with a view to supporting the market price of the Bonds at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on Société Générale, or any person acting on its behalf, to carry out such activities. Such stabilisation, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

PINAULT PRINTEMPS-REDOUTE

A French limited liability company (*Société Anonyme*),
with a Management Board and a Supervisory Board, and a share capital of EUR489,577,920
Registered Office: 18, place Henri Bergson - 75008 Paris
Registered with the Paris Registry of Companies and Commerce under number 552 075 020

PROSPECTUS
(*NOTE D'OPÉRATION*)

MADE AVAILABLE TO THE PUBLIC WITH RESPECT TO THE ISSUANCE AND ADMISSION TO THE *PREMIER MARCHÉ* OF EURONEXT PARIS S.A. WITH AN AGGREGATE PRINCIPAL AMOUNT OF EUR938,695,719.76, WHICH MAY BE INCREASED TO EUR1,079,500,000 OF BONDS CONVERTIBLE AND/OR EXCHANGEABLE INTO NEW OR EXISTING SHARES WITH A PRINCIPAL AMOUNT OF EUR86.36

(OBLIGATIONS À OPTION DE CONVERSION ET/OU D'ÉCHANGE EN ACTIONS NOUVELLES OU EXISTANTES)

A legal notice will be published in the *Bulletin des Annonces légales obligatoires* on May 16, 2003.



Visa of the *Commission des opérations de bourse*

Pursuant to Articles L. 412-1 and L. 621-8 of the French Monetary and Financial Code (*Code monétaire et financier*), the *Commission des opérations de bourse* granted *visa* No. 03-414 dated May 13, 2003, to this prospectus, in accordance with the provisions of its regulation No. 98-01. This prospectus has been prepared by the issuer and renders its signatories liable for the contents hereof. The *visa* does not imply approval of the suitability of the transaction or authentication of the accounting and financial items included herein. It has been granted after review of the relevance and consistency of the information given in light of the transaction offered to investors.

Avertissement

The *Commission des opérations de bourse* draws the attention of the public to the particular characteristics of the financial instruments described in this prospectus. Governed by articles L. 288-91 *et seq.* of the *Code de commerce*, they do not present certain of the characteristics of convertible or exchangeable bonds. In particular, in the event of early redemption or redemption at maturity, holders shall be entitled to exercise their rights to receive shares only in the period between the date of the notice announcing such redemption (which shall be published at the latest one month before the redemption date) and the seventh business day preceding the date set for such redemption.

This prospectus consists of:

- the reference document (*document de référence*) of Pinault-Printemps-Redoute, which was filed with the *Commission des opérations de bourse* on March 17, 2003, under the number D.03-0245;
- the *note d'information* in respect of the Company's share repurchase programme which received a *visa* number 03-0302 from the *Commission des opérations de bourse* on April 23, 2003;
- the update of the reference document (*document de référence*) of Pinault-Printemps-Redoute, which was filed with the *Commission des opérations de bourse* on May 12, 2003 under number D.03-0245-A01; and
- this *note d'opération*.

Copies of this prospectus are available free of charge at the offices of the institutions set forth below, as well as at the registered office of Pinault-Printemps-Redoute, 18, place Henri Bergson - 75008 Paris.

BNP Paribas **JPMorgan** **SG Investment Banking**

Joint Lead Managers and Joint Bookrunners

PINAULT-PRINTEMPS-REDOUTE

CHARACTERISTICS OF THE BONDS CONVERTIBLE AND/OR EXCHANGEABLE INTO NEW OR EXISTING SHARES

PRINCIPAL AMOUNT OF THE ISSUE AND NUMBER OF BONDS ISSUED

Pinault-Printemps-Redoute's 2.5 per cent. May 2003/January 2008 Bonds will be of an initial principal amount of EUR938,695,179.76 represented by 10,869,566 bonds convertible and/or exchangeable into new or existing shares (the "Bonds") each with a principal amount of EUR86.36.

In addition, in order to cover any over-allotments, Pinault-Printemps-Redoute (the "Company") has granted to the Joint Lead Managers and Joint Bookrunners an over-allotment option which, if it is exercised, would lead to an increase in the principal amount of the issue by a maximum of 15 per cent. to a maximum principal amount of EUR1,079,500,000 represented by 12,500,000 Bonds each with a principal amount of EUR86.36.

PRINCIPAL AMOUNT OF EACH BOND

The principal amount of each Bond is EUR86.36, representing a premium of 43 per cent. over the market price of the Pinault-Printemps-Redoute shares of EUR60.40 at the time of pricing of the issue.

ISSUE PRICE

The issue price is equal to par, or EUR86.36 per Bond, payable in full on the settlement date of the Bonds.

ISSUE DATE AND SETTLEMENT DATE

May 21, 2003.

ANNUAL INTEREST

The Bonds will bear interest at a rate of 2.5 per cent. per annum, or EUR2.159 per Bond, payable in arrear on January 1 of each year and for the first time on January 1, 2004 (each such date being an "Interest Payment Date"). Interest for the period from May 21, 2003, the settlement date of the Bonds, to December 31, 2003 will be payable on January 1, 2004, in an amount of approximately EUR1.33089 per Bond.

REDEMPTION AT MATURITY

Redemption in full on January 1, 2008 at a redemption price of EUR91.14 per Bond equal to approximately 105.535 per cent. of the principal amount of the Bonds.

DURATION OF THE BONDS

4 years and 225 days from the settlement date of the Bonds.

GROSS YIELD TO MATURITY

3.625 per cent. at the settlement date of the Bonds (in the absence of conversion and/or exchange into shares and in the absence of early redemption).

EARLY REDEMPTION AT THE OPTION OF THE COMPANY

Possible:

- at any time by means of repurchases on or off-market or by public offer;
- from December 1, 2005 until December 31, 2007, subject to a minimum one month notice period;
    - at an early redemption price calculated in order to guarantee to the initial subscriber, on the date set for redemption, after taking into consideration the coupons paid in previous years and the interest to be paid for the period from the last Interest Payment Date preceding the early redemption date and the date set for redemption, a gross yield equivalent to that which would have been obtained upon a redemption at maturity, *i.e.* a rate of 3.625 per cent.;
    - if the product of (i) the applicable Conversion/Exchange Ratio and (ii) the arithmetic average of the opening quoted price of a Pinault-Printemps-Redoute

share on the *Premier Marché* of Euronext Paris S.A. calculated over a period of 20 consecutive stock exchange trading days during which the Pinault-Printemps-Redoute shares are quoted on such stock exchange, as selected by the Company from among the 40 consecutive stock exchange trading days preceding the date of publication of a notice relating to such early redemption exceeds 120 per cent. of such early redemption price;

- at any time, if less than 10 per cent. of the number of Bonds issued remain outstanding, at a redemption price calculated in accordance with the above paragraph, plus the accrued interest from the last Interest Payment Date preceding the early redemption date until the date set for redemption.

EARLY REDEMPTION IN THE EVENT OF DEFAULT

The Bonds will be redeemable in accordance with the terms of paragraph 2.3.7.6 ("Early Redemption of the Bonds in the Event of Default").

LISTING OF THE BONDS

Application has been made to list the Bonds on the *Premier Marché* of Euronext Paris S.A. The first listing of the Bonds is expected to be on May 21, 2003, under Sicovam Code 10305, ISIN nr. FR0000103053, Common Code 016888648

RATING OF THE BONDS

Standard & Poor's confirmed to the Company that the Bonds will be rated "BBB minus" with stable outlook.

CONVERSION AND/OR EXCHANGE OF THE BONDS FOR SHARES

Bondholders may request that the Bonds are converted and/or exchanged into new and/or existing shares of the Company at any time from May 21, 2003, the settlement date of the Bonds, until the seventh business day preceding the date set for redemption at a Conversion/Exchange Ratio of One share for One Bond, subject to adjustments as described in paragraph 2.6.7.3 ("Adjustments of the Conversion/Exchange Ratio in the Event of Financial Transactions").

The Company may at its option deliver new and/or existing shares.

RIGHTS ATTACHED TO NEW SHARES ISSUED FOLLOWING CONVERSION

Shares to be issued on conversion shall bear all rights from the first day of the financial year in which the Bonds are converted.

DIVIDEND RIGHTS ATTACHED TO EXISTING SHARES DELIVERED FOLLOWING EXCHANGE

Shares delivered on exchange shall be existing ordinary shares conferring to their holders all the rights attached to shares of the Company at the time of such delivery.

LISTING OF SHARES

Shares to be issued upon conversion or exchange will be or are listed on the *Premier Marché* of Euronext Paris S.A. The Sicovam Code of the Pinault-Printemps-Redoute shares is 12148.

PREFERENTIAL SUBSCRIPTION RIGHTS AND PRIORITY SUBSCRIPTION PERIOD

The shareholders have waived their preferential subscription rights and no priority subscription period is applicable.

OFFER TO THE PUBLIC IN FRANCE

The placement of the Bonds with institutional investors (*investisseurs institutionnels qualifiés*) took place on May 13, 2003.

Subscription will be open to individuals from May 14, 2003 to and including May 16, 2003.

INTENTION OF THE MAIN SHAREHOLDERS

Artémis, which holds 42.2 per cent. of the share capital and 57.3 per cent. of the voting rights of Pinault-Printemps-Redoute as at April 1, 2003, does not intend to subscribe for the Bonds.

FINANCIAL INSTITUTIONS RESPONSIBLE FOR THE PLACEMENT

Subscription orders for the Bonds must be presented to BNP Paribas, J.P. Morgan Securities Ltd. or Société Générale in their capacity as Joint Lead Managers and Joint Bookrunners or ABN AMRO Rothschild GIE, Natexis Bleichroeder SA, Barclays Capital Securities Ltd, CDC IXIS Capital Markets / KBC Financial Products UK Limited, Commerzbank Aktiengesellschaft or Fortis Bank (Nederland) N.V. which are managing the offering.

USE OF PROCEEDS

The net proceeds will be used to meet the general financing needs and improve the financial structure of the Pinault-Printemps-Redoute group.

This offering will allow Pinault-Printemps-Redoute in particular to diversify its sources of financing, to reduce the average cost and extend the average maturity of its debt and potentially to strengthen its shareholders' equity.

CLOSING PRICE OF THE SHARES

Closing price on May 12, 2003: EUR63.30.

APPLICABLE LAW

French law.

CHAPTER I

PERSONS ASSUMING RESPONSIBILITY FOR THE PROSPECTUS AND THE AUDIT OF THE ACCOUNTS

1.1 PERSON RESPONSIBLE FOR THE PROSPECTUS

Serge Weinberg, Chairman of the Management Board (*Président du Directoire*).

1.2 ATTESTATION OF THE PERSON RESPONSIBLE FOR THE PROSPECTUS

"To the best of our knowledge, all the information in this prospectus is true and accurate. This document contains all the information necessary to enable investors to form an opinion as to the assets and liabilities, activities, financial position, financial results and prospects of Pinault-Printemps-Redoute and its subsidiaries, as well as to the rights attached to the securities being offered. No information has been omitted that would alter the meaning of the contents of this document."

Serge Weinberg

Chairman of the Management Board

1.3 PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

1.3.1 Statutory Auditors

- KPMG Audit - Department of KPMG S.A., represented by Mr. Gérard Rivière 1, cours Valmy - 92923 Paris La Défense

  Date of first appointment: appointed by the ordinary general shareholders' meeting of June 18, 1992.

  Expiry date of current appointment: at the end of the general shareholders' meeting that will approve the financial statements for the 2003 financial year.

- Deloitte Touche Tohmatsu, represented by Mr. Didier Taupin,

  185, avenue Charles de Gaulle - 92200 Neuilly-sur-Seine

  Date of first appointment: appointed by the ordinary general shareholders' meeting of May 18, 1994.

  Expiry date of current appointment: at the end of the general shareholders' meeting that will approve the financial statements for the 2007 financial year.

1.3.2 Substitute Statutory Auditors

- Mr. Jean-Marc Declety
  1, cours Valmy - 92923 Paris La Défense

  Date of first appointment: appointed by the ordinary general shareholders' meeting of June 18, 1992.

  Expiry date of current appointment: at the end of the general shareholders' meeting that will approve the financial statement for the 2003 financial year.

- Deloitte Touche Tohmatsu - Audit
  185, avenue Charles de Gaulle - 92200 Neuilly-sur-Seine

  Date of first appointment: appointed by the ordinary general shareholders' meeting of May 18, 1994.

  Expiry date of current appointment: at the end of the general shareholders' meeting that will approve the financial statements for the 2007 financial year.

1.3.3 Attestation of the Statutory Auditors

(Free translation of a French language original for convenience purposes only. Accounting principles and auditing standards and their application in practice vary among nations. The historical financial statements referred to below are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilized by the statutory auditors in France with respect to such financial statements included in a document de réference *and its update,* actualisation du documents de référence, *may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors' report of which a translation for convenience purposes only is presented in this document are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.)*

As statutory auditors of Pinault-Printemps-Redoute S.A. and as required under Rule 98-01 of the *Commission des opérations de bourse* ("COB"), we have, in accordance with professional standards applicable in France, performed procedures on the information relating to the financial position and the historical financial statements contained in the *note d'opération* prepared in connection with the offering of bonds convertible into newly issued shares and/or exchangeable into existing shares. This *note d'opération* incorporates by reference the *document de référence* filed with the COB on March 17, 2003 under reference D.03-0245 and its update (*actualisation du document de référence*). Our report on the *document de référence* and its update (*actualisation du document de référence*) was issued on May 12, 2003 and concluded that, based on the procedures performed, we had no matters to report regarding the fairness of the information relating to the financial position and the historical financial statements included therein.

The Company's Chairman of the Management Board is responsible for the preparation of the *note d'opération*. Our responsibility is to report on the fairness of the information presented in the *note d'opération* with respect to the financial position and the historical financial statements.

Our work has been performed in accordance with professional standards applicable in France and consisted to assess the fairness of the information relating to the financial position and the historical financial statements and its consistency with the financial statements on which we have issued a report. Our work also included reading the other information contained in the *note d'opération*, in order to identify any material inconsistencies in relation to the information presented with respect to the financial position and the historical financial statements and to report any manifest misstatement that we may have discovered in reading the other information based on our general knowledge of the company obtained during the course of our engagement given the fact that the *note d'opération* does not include any prospective data.

We have audited the consolidated and the non-consolidated financial statements for the years ended December 31, 2000, 2001 and 2002, as prepared in accordance with French generally accepted accounting principles and approved by the Management Board. Our audits were performed in accordance with auditing standards generally accepted in France. Our reports on these financial statements were free of qualification. Our report on the consolidated financial statements for the year ended December 31, 2000 contained an emphasis of matter paragraph which drew attention to changes in accounting method resulting from the application as of January 1st, 2000 of the new French Accounting Regulations Committee regulations in respect of consolidated financial statements.

Based on the procedures described above, we have nothing to report with respect to the fairness of the information about the financial position and the historical financial statements contained in this *note d'opération* prepared in connection with the envisaged operation.

Paris, May 13, 2003

The Statutory Auditors

KPMG Audit Department of KPMG S.A.	Deloitte Touche Thomatsu
Gérard Rivière	Didier Taupin

1.4 PERSON RESPONSIBLE FOR INFORMATION

Mr. David Newhouse
Directeur de la Communication Financière
Pinault-Printemps-Redoute
18, place Henri Bergson - 75008 Paris

Telephone: + 33 (1) 44 90 63 23
Fax: + 33 (1) 44 90 62 25
dnewhouse@pprgroup.com

CHAPTER II

ISSUE AND ADMISSION TO THE *PREMIER MARCHÉ* OF EURONEXT PARIS S.A. OF BONDS CONVERTIBLE AND/OR EXCHANGEABLE INTO NEW OR EXISTING SHARES OF PINAULT-PRINTEMPS-REDOUTE

2.1 INFORMATION RELATING TO THE ISSUE

2.1.1 General Shareholders' Meeting Authorising the Issue

The extraordinary general shareholders' meeting of Pinault-Printemps-Redoute (the "Company"), held on May 21, 2002, in its second resolution:

- delegated to the Management Board (*Directoire*) the powers necessary for the implementation of a share capital increase, on one or more occasions, in the proportion and at the time that it deems suitable, whether in France or abroad, by the issue of shares, with or without warrants to subscribe for new shares (*bons de souscription d'actions*), warrants (*bons autonomes*) and/or securities, giving an immediate or future right, exercisable at any time or on a fixed date, to shares in the Company by way of subscription, conversion, exchange, redemption, presentation of a warrant or by any other means, in particular, bonds attached with warrants to subscribe for new shares and convertible bonds, except by way of issuance of preferred shares (*actions de priorité*) or investment certificates (*certificats d'investissement*);

- decided that the total nominal amount of the increase in share capital which may be realised at present or in the future, pursuant to this delegation, may not exceed EUR200 million plus, as the case may be, the nominal amount of the additional shares to be issued in order to maintain, as required by law, the rights of the holders of securities giving rights to shares in the Company;

- decided that the total nominal amount of the above mentioned warrants and/or securities capable of being issued, by virtue of this delegation, either in Euro, foreign currency or any other unit of account determined by reference to several currencies, may not exceed EUR6 billion or the equivalent of such amount;

- decided to waive the preferential subscription rights of shareholders to the shares, warrants and/or securities to be issued in accordance with such delegation, but, nevertheless, to allow the Management Board discretion to grant to shareholders, for a certain period and under terms that it shall fix, a priority period for all or part of an issue. Such priority period does not give rise to any negotiable rights;

- acknowledged, where necessary, that such delegation implies an automatic and express waiver by the shareholders, in favour of the holders of the securities issued, of such shareholders' preferential subscription rights to any shares to which the issued securities will give a right, and decided to waive the preferential subscription right of the shareholders to shares issued as a result of the conversion of bonds or the exercise of warrants;

- decided that, for issues in cash, the sum payable, or capable of being paid at a later date to the Company for each of the shares issued or capable of being issued in connection with such delegation shall be equal to at least the average of the first quoted share price on the *Premier Marché* of Euronext Paris S.A. for the Company's shares over 10 consecutive stock exchange trading days selected from the last 20 stock exchange trading days preceding the issue of the shares and/or

securities that give a right thereto, it being specified that in the event of an issue of warrants to subscribe for new shares (*bons autonomes de souscription d'actions*) in the Company, the amount received by the Company at the time of the subscription for such warrants shall be taken into account in such calculation.

By the same resolution, the general shareholders' meeting granted all necessary powers to the Management Board, including an ability to sub-delegate to the Chairman, for the implementation of such delegation under the conditions set by law.

The above-mentioned delegation has been granted to the Management Board for a period of 26 months commencing on May 21, 2002.

2.1.2 Decisions of the Management Board and of the Chairman of the Management Board

By virtue of the delegation by the extraordinary general shareholders' meeting of May 21, 2002, and after the authorization of the Supervisory Board, in its meeting of April 7, 2003, the Management Board decided, in its meeting of April 7, 2003, to issue bonds convertible and/or exchangeable into new or existing shares, for a total maximum price of EUR1 billion, subject to increase in accordance with a customary 15 per cent. maximum over-allotment options, and granted to its Chairman, in accordance with the ability to sub-delegate, provided for by the extraordinary general shareholders' meeting of May 21, 2002, all the necessary powers required to implement such issue and to fix the amount, dates, terms and conditions of such issue.

The Chairman of the Management Board, by decision dated May 13, 2003, decided to use such delegation granted to him by the Management Board in order to issue the Bonds that are the subject of this prospectus and fixed the terms and conditions of this issue as featured herein.

2.2 INFORMATION PERTAINING TO THE BONDS

In this prospectus, the term "Bonds" means bonds convertible and/or exchangeable into new or existing shares having all the characteristics described in this prospectus.

2.2.1 Number and Principal amount of the Bonds – Proceeds of the Issue

2.2.1.1 Number and Principal amount of the Bonds

Pinault-Printemps-Redoute's 2.5 per cent. May 2003/January 2008 Bonds will be of a principal amount of EUR938,695,719.76 represented by 10,869,566 Bonds each with a principal amount of EUR86.36.

In addition, in order to cover any over-allotments, the Company has granted to the Joint Lead Managers and Joint Bookrunners an over-allotment option which, if it is exercised, would lead to an increase in the principal amount of the issue by a maximum of 15 per cent. to a maximum principal amount of EUR1,079,500,000 represented by 12,500,000 Bonds each with a principal amount of EUR86.36.

2.2.1.2 Proceeds of the Issue

The gross proceeds will be EUR938,695,719.76 and may be increased up to a maximum amount of EUR1,079,500,000.

The net proceeds of the issue paid to the Company, after deducting approximately EUR15.7 million from the gross proceeds corresponding to the fees due to the financial intermediaries and approximately EUR1 million corresponding to the fees due to the legal counsels and legal and administrative costs, will be approximately of EUR922 million which may be increased to approximately EUR1,060 million if the over-allotment option is exercised in full.

2.2.2 Structure of the Issue

2.2.2.1 Placement

The Bonds are offered in a global offering:

- in France, to institutional investors and individuals ; and
- outside France by way of a private placement, in accordance with the rules applicable in each country where the placement is being made, with the exception of the United States of America, Canada and Japan, where no placement can be made.

No specific tranche of Bonds is designated for a particular market.

2.2.2.2 Selling Restrictions

The distribution of this prospectus and the offer or sale of the Bonds may, in certain countries, be subject to specific regulations. Persons in possession of this prospectus should inform themselves and comply with any local restrictions.

The institutions responsible for the placement will comply with the laws and regulations in effect in jurisdictions in which placement of the Bonds is made and, in particular, with the selling restrictions set forth below.

United Kingdom Selling Restrictions

Each institution involved in the offering agrees that:

(a) it has not offered or sold, and will not offer or sell, any Bonds for six months following the issue date to persons in the United Kingdom, except to persons whose ordinary activities consist of acquiring, holding, managing or selling investments (as principal or agent) in the course of their business or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(b) it has only communicated or caused to be communicated, and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Bonds under circumstances in which Section 21(1) of the FSMA does not apply to the Company;

(c) it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

United States Selling Restrictions

The Bonds and the shares of Pinault-Printemps-Redoute to be issued upon conversion and/or exchange have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), for offer or sale as part of their distribution, and, subject to certain exceptions, may not be offered or sold in the United States of America.

The Bonds will be offered and sold exclusively outside the United States in offshore transactions, in accordance with Regulation S of the Securities Act.

Terms used in the preceding two paragraphs have the respective meanings ascribed to such terms in Regulation S of the Securities Act.

Canadian and Japanese Selling Restrictions

Each institution responsible for the placement declares and guarantees that it has not offered nor sold, and will not offer or sell, the Bonds in Japan or Canada.

2.2.2.3 ***Intention of the Main Shareholders***

Artémis, which holds 42.2 per cent. of the share capital and 57.3 per cent. of the voting rights of Pinault-Printemps-Redoute as at April 1, 2003, does not intend to subscribe for the Bonds.

2.2.3 Preferential Subscription Rights, Priority Subscription Period

The shareholders have expressly waived their preferential subscription rights to the Bonds at the extraordinary general shareholders' meeting of May 21, 2002. This decision includes an express waiver of their preferential subscription rights to the new shares to be issued upon conversion of the Bonds.

No priority subscription period for the shareholders is applicable.

2.2.4 Offer to the Public and Offer Period

The placement of the Bonds to institutional investors (including *investisseurs institutionnels qualifiés*) took place on May 13, 2003.

Subscription will be open to individuals from May 14, 2003, to and including May 16, 2003.

Timetable of the offering:

May 13, 2003 (morning)	• Launch press release • Bookbuilding (opening)
May 13, 2003 (evening)	• Bookbuilding (closing) • Determination of the final terms of the issue and *visa* of the *Commission des opérations de bourse* on the prospectus
May 14, 2003	• Commencement of the public subscription period
May 16, 2003	• End of the public subscription period
May 16, 2003	• Deadline for exercise of the over-allotment option
May 21, 2003	• Settlement and delivery of the Bonds

2.2.5 Financial Institutions Responsible for the Placement

Subscription orders for the Bonds must be presented to BNP Paribas, J.P. Morgan Securities Ltd. or Société Générale, in their capacity as Joint Lead Managers and Joint Bookrunners, or ABN AMRO Rothschild GIE, Natexis Bleichroeder SA, Barclays Capital Securities Ltd, CDC IXIS Capital Markets / KBC Financial Products UK Limited, Commerzbank Aktiengesellschaft or Fortis Bank (Nederland) N.V. which are managing out the offering.

2.3 TERMS AND CONDITIONS OF THE BONDS

2.3.1 Nature, Form and Delivery of the Bonds

The Bonds to be issued by the Company constitute neither bonds convertible into shares (*obligations convertibles en actions*), within the meaning of Articles L.225-161 *et seq.* of the *Code de commerce*, nor bonds exchangeable for shares (*obligations échangeables contre*

des actions), within the meaning of Articles L.225-168 *et seq.* of the *Code de commerce*, but constitute securities giving the right to receive shares representing a part of the share capital, within the meaning of Articles L.228-91 *et seq.* of the *Code de commerce.*

The Bonds will be governed by French law.

The Bonds will be in either bearer or registered form, at the option of the Bondholders. The Bonds will in any event be issued dematerialised (book-entry form) (*inscrites en comptes*) and held, as the case may be, by:

- BNP Paribas Securities Services acting on behalf of Pinault-Printemps-Redoute in respect of fully registered Bonds (*nominatifs purs*);
- an authorised financial intermediary (*intermédiaire financier habilité*) selected by the Bondholders and BNP Paribas Securities Services acting on behalf of Pinault-Printemps-Redoute, in respect of Bonds in administered registered form (*nominatifs administrés*);
- an authorised financial intermediary selected by the Bondholders in respect of Bonds in bearer form (*au porteur*).

Settlement and delivery of the Bonds issued will take place through the Euroclear France RELIT-SLAB system of settlement and delivery (Sicovam Code 10305, ISIN Nr. FR0000103053).

The Bonds will be accepted for clearance through Euroclear France, which will ensure the clearing of Bonds between account holders. The Bonds will also be accepted for clearance through Euroclear Bank S.A./N.V. and Clearstream Banking, *société anonyme*.

The Bonds will be in book-entry form (*inscrites en compte*) and negotiable as from May 21, 2003, the settlement date of the Bonds.

2.3.2 Principal amount of each Bond – Issue Price

The principal amount of each Bond has been set at EUR86.36. The Bonds will be issued at par value, namely at EUR86.36 per Bond, payable in full on the settlement date of the Bonds.

2.3.3 Issue Date

On May 21, 2003.

2.3.4 Settlement Date

On May 21, 2003.

2.3.5 Nominal Annual Interest Rate

2.5 per cent.

2.3.6 Annual Interest

The Bonds will bear interest at a rate of 2.5 per cent. per annum on their principal amount, or EUR2.159 per Bond, payable in arrears on January 1 of each year and for the first time on January 1, 2004 (each such date being an "Interest Payment Date").

Interest for the period from May 21, 2003, the settlement date of the Bonds, to December 31, 2003, will be payable on January 1, 2004, in an amount of EUR1.33089 per Bond, calculated as described below.

All interest payments relating to an interest period of less than one full year will be calculated on the basis of the above-mentioned annual interest rate multiplied by the number

of days elapsed in the relevant period taking into account a 365-day year (or a 366-day year for a leap year).

Subject to the provisions of paragraph 2.6.5 below ("Rights of Bondholders to Payments of Interest on the Bonds and Dividends with respect to Delivered Shares"), interest will cease to accrue from the date of redemption of the Bonds.

Claims in respect of interest will become void after a period of five years from the due date of payment.

2.3.7 Redemption, Early Redemption

2.3.7.1 Redemption at Maturity

The Bonds will be redeemed in full on May 21, 2008 at a redemption price of EUR91.14 per Bond, *i.e.* approximately 105.535 per cent. of the principal amount of the Bonds.

Claims in respect of the principal will become void after a period of 30 years from the date of redemption.

2.3.7.2 Early Redemption by Repurchase or Public Offer

The Company reserves the right to redeem the Bonds at any time, without limitation on price or quantity, by purchasing the Bonds, either on or off the stock exchange or by means of a public tender offer to redeem or exchange Bonds. Any such transaction shall not affect the due date for redemption of any Bonds still outstanding. Repurchased Bonds will be cancelled.

2.3.7.3 Early Redemption at the Company's Option

1. The Company may, at its sole option, at any time from December 1, 2005 until December 31, 2007, subject to a minimum of a one month notice as described in paragraph 2.3.7.4 ("Publication of Information in the Event of Redemption at Maturity or Early Redemption"), redeem all of the Bonds outstanding prior to maturity in the following conditions:

   (i) the early redemption price will be calculated in order to guarantee to the initial subscriber, on the date set for redemption, after taking into consideration the coupons paid in previous years and the interest to be paid for the period from the last Interest Payment Date preceding the early redemption date and the date set for redemption, a gross yield equivalent to that which would have been obtained upon a redemption at maturity, *i.e.* a rate of 3.625 per cent.;

   (ii) such early redemption will be possible only if the product:

   - of the applicable Conversion/Exchange Ratio (as defined in paragraph 2.6.3 ("Exercise Period and the Conversion/Exchange Ratio")); and

   - the arithmetic average of the opening quoted price of a Pinault-Printemps-Redoute share on the *Premier Marché* of Euronext Paris S.A. calculated over a period of 20 consecutive stock exchange trading days during which the Pinault-Printemps-Redoute shares are quoted on such Stock Exchange, as selected by the Company from among the 40 consecutive stock exchange trading days preceding the date of publication of a notice relating to such early redemption (as described in paragraph 2.3.7.4 ("Publication of Information in the Event of Redemption at Maturity or Early Redemption"))

exceeds 120% of such early redemption price.

"stock exchange trading day" shall mean any business day on which Euronext Paris S.A. quotes shares, other than a day on which such quoting ceases prior to the usual closing time.

"business day" shall mean any day (other than a Saturday or Sunday) on which banks are open in Paris and on which Euroclear France operates.

For information purposes, the following table sets out, as at the Interest Payment Dates included in the option period, the early redemption price of each Bond in case of redemption, the minimum price that a Pinault-Printemps-Redoute share would need to reach to allow early redemption, the implied annual growth rate for the shares to reach these minimum prices, and the yield to maturity for a Bondholder who exercises its right to convert into, exchange for Pinault-Printemps-Redoute shares:

Early Redemption Date	Early Redemption Price	Minimum share price to allow early redemption	Implied annual internal growth rate for the shares(1)	Yield to maturity in the event of exercise of conversion or exchange right
January 1, 2006	EUR88.97	EUR106.77	24.33 per cent.	10.81 per cent.
January 1, 2007	EUR90.04	EUR108.05	17.45 per cent.	8.71 per cent.

(1) without taking into account dividends, compared with the reference price of EUR60.40 at the calculation date on May 21, 2003

2. The Company may, at its sole option, redeem at any time all of the Bonds outstanding, at the redemption price calculated in accordance with the provisions of paragraph 2.3.7.3.1 plus the accrued interest from the last Interest Payment Date preceding the early redemption date until the date set for redemption, if less than 10 per cent. of the number of Bonds issued remain outstanding.

3. In each of the cases specified in paragraphs (1) and (2) above, the Bondholders shall remain entitled to exercise their conversion/exchange right in accordance with the provisions of paragraph 2.6.3 ("Exercise Period and the Conversion/Exchange Ratio").

2.3.7.4 Publication of Information in the Event of Redemption at Maturity or Early Redemption

Information relating to the number of Bonds redeemed, converted or exchanged, and to the number of Bonds still outstanding shall be provided each year to Euronext Paris S.A. for publication and may be obtained from the Company or the fiscal and paying agent referred to in paragraph 2.5.1 (the "Paying Agent").

In the event that the Company decides to redeem the Bonds upon or prior to maturity, a notice to that effect shall be published (if required by French regulations at that time) in the *Journal Officiel*, in a financial newspaper having a general distribution in France and in a notice issued by Euronext Paris S.A., at the latest one month before the effective or potential redemption date.

2.3.7.5 Cancellation of Bonds

Bonds redeemed upon or prior to maturity, Bonds repurchased on or off market or by way of public offer, as well as converted or exchanged Bonds, shall cease to be considered outstanding and shall be cancelled in accordance with French law.

2.3.7.6 *Early Redemption of the Bonds in the Event of Default*

Pursuant to a resolution passed by a majority of the Bondholders in a general meeting, the representative of the Bondholders (the "Masse") may, by written notice sent to the Company, with a copy to the Paying Agent, require that all the Bonds be redeemed at a price calculated in accordance with the provisions of paragraph 2.3.7.3.1, plus accrued interest from the last Interest Payment Date preceding the early redemption date and the date set for redemption, under the following circumstances:

(a) in the event the Company fails to make payment of the principal or interest due in respect of any Bond and the Company does not remedy such default within a period of 7 business days from such due date;

(b) if the Company fails to perform or observe any of its other obligations under the terms of the Bonds, and such failure is not remedied within 14 business days from the date on which written notice of such failure shall have been given to the Company by the representative of the Masse of the Bondholders;

(c) if any loans represented by bonds, issued or guaranteed in connection with any issue of bonds by the Company or PPR Finance for a total amount of at least EUR75 million or its equivalent in foreign currency is not paid at maturity or, as the case may be, at the end of any applicable grace period;

(d) if any loan of more than EUR75 million or its equivalent in foreign currency owed by the Company or PPR Finance is declared due prior to maturity;

(e) in the event the Company applies for the appointment of a conciliator (*conciliateur*) or enters into an amicable settlement (*accord amiable*) with its main creditors or is subject to liquidation proceedings (*liquidation judiciaire*) or the transfer of its entire business (*cession totale de l'entreprise*) or any other equivalent measure or procedure or if the Company is dissolved other than in connection with a merger, unless the new entity resulting from such merger assumes the obligations of the Company;

(f) if the shares of the Company are no longer admitted to trading on the *Premier Marché* of Euronext Paris S.A. or on another market regulated by the European Union.

2.3.8 Annual Gross Yield to Maturity

3.625 per cent. at the settlement date of the Bonds (in the absence of conversion and/or exchange into shares or in the absence of early redemption).

On the French bond market, the yield to maturity is the annual rate that, at a given date, equals, at such rate and on a compounded interest basis, the current values of all amounts payable and all amounts receivable under the Bonds (as defined by the Bond Standardisation Committee (*Comité de normalisation obligataire*)).

For information purposes, the following table sets forth the prices which a Pinault-Printemps-Redoute share should reach on the maturity date of the Bonds in order to provide, following conversion and/or exchange of the Bonds into shares, the differential yield spread compared with the reference Treasury Bonds and the implied average annual growth rate for the shares:

Yield to maturity at settlement date[1]	Share price at maturity in EUR	Implied average annual growth rate for the share [2][3]
OAT = 3.07 per cent.	EUR88.75	8.69 per cent.
OAT + 0.555 per cent. = 3.625 per cent.	EUR91.14	9.32 per cent.
OAT + 1 per cent. = 4.07 per cent.	EUR93.08	9.82 per cent.
OAT + 2 per cent. = 5.07 per cent.	EUR97.57	10.95 per cent.

(1) The rate of current yield interpolated from the Treasury Bonds (*Obligations assimilables du Trésor*) with the same due date: May 13, 2003 per cent. as of 3.07 per cent.

(2) Without taking into account dividends.

(3) Compared to the reference price of EUR60.40 calculated as of May 21, 2003.

2.3.9 Term and Average Duration

4 years and 225 days from the settlement date of the Bonds to the date of redemption at maturity (the average duration is identical to the term of the Bonds in the absence of conversion and/or exchange and in the absence of early redemption of the Bonds).

2.3.10 Subsequent Issues of Fungible Bonds

If the Company subsequently issues new bonds which have in all respects the same rights as the Bonds, the Company may, without the consent of the Bondholders and provided that the terms and conditions of such bonds so permit, consolidate bonds of any such subsequent issues with the Bonds thereby treating such bonds as the same issue for the purposes of trading and servicing.

2.3.11 Status and Negative Pledge

2.3.11.1 Status

The Bonds and the interest thereon constitute direct, general, unconditional and unsubordinated unsecured obligations (*engagements chirographaires*) of the Company, and rank equally amongst themselves and *pari passu* with all other unsecured and unsubordinated debts and guarantees, present and future, of the Company.

2.3.11.2 Negative Pledge

So long as the Bonds remain outstanding, the Company undertakes not to grant any charge (*hypothèque*) over its present or future assets or real property interests, nor any pledge (*nantissement*) or other security interest on its present or future assets (*sûretés réelles*), in each case for the benefit of holders of all other existing or future bonds without previously or simultaneously granting the same security and status to the Bonds. Such undertaking is given only in relation to bond indebtedness (*obligations*) and does not affect in any way the right of the Company to otherwise dispose of its assets or to grant any security in respect of such assets in any other circumstance.

2.3.12 Guarantee

Payments of interest, redemptions, principal, taxes, costs and ancillary amounts and any other amounts due have not been guaranteed.

2.3.13 Underwriting

A syndicate of financial institutions led by BNP Paribas, J.P. Morgan Securities Ltd. and Société Générale will underwrite the issue of Bonds pursuant to the terms of an underwriting agreement (*Contrat Global de Garantie*) which will be entered into with the Company, on May 13, 2003. Such underwriting agreement does not constitute an irrevocable undertaking (*garantie de bonne fin*).

2.3.14 Rating

Standard & Poor's confirmed to the Company that the Bonds will be rated "BBB minus" with stable outlook.

2.3.15 Representation of Bondholders

In accordance with Article L.228-46 of the *Code de commerce* the Bondholders will be grouped together in a collective group (the "Masse"), which shall have legal personality.

(a) Acting representatives of the Masse of Bondholders.

In accordance with Article L.228-47 of the French Commercial Code, the acting representatives of the Masse of Bondholders will be Alain Moruzzi, residing at 7, rue de la Ferme – 78500 Buc and Christian Vallet, residing at 28, avenue Charles Floquet, 75007 Paris.

The acting representatives will have the power, without restriction or reservation, acting jointly or separately, to carry out, on behalf of the Masse, all actions of an administrative nature that may be necessary to protect the interests of the Bondholders.

They will exercise their duties until their death or resignation, termination of their duties by a general meeting of the Bondholders or until they become incapable of acting or unable to act. Their appointment shall automatically cease on the date of final or total redemption of the Bonds, prior to maturity or otherwise. Their appointment will be automatically extended, where applicable, until the final resolution of any legal proceedings in which the representatives are involved and the enforcement of any judgments rendered or settlements made thereunder.

Each of these acting representatives of the Masse shall be entitled to a remuneration of EUR300 per year, payable by the Company on 1 January of each year (or the following business day) from 2003 to 2008 inclusive, and for the first time, on 1 January 2004 (or the following business day), until there are no further Bonds outstanding.

(b) Substitute representatives of the Masse of Bondholders.

The substitute representatives of the Masse will be Philippe Quinard, residing at 5 bis, rue Bouquet, 77300 Fontainebleau and Jean-Michel François, residing at La Thibaudière, 4, rue des Cures – 77400 Thorigny-sur-Marne.

These substitute representatives will, if necessary, replace one or more of the acting representatives if they are unable to act. The date on which the appointment of the substitute representative takes effect shall be the date of receipt of the registered letter by which the remaining acting representative, the Company or any other interested party, shall have notified such substitute representative of the defaulting acting representative's inability to act, whether temporarily or permanently. Where applicable, the same notification will also be given to the Company in the same way. In the event of temporary or permanent replacement, the substitute representatives shall have the same powers as the acting representatives. They will only become entitled to the annual remuneration of EUR300 if they exercise the duties of an acting representative

on a permanent basis. Such remuneration will accrue from the day on which they assume such duties.

The Company will bear the cost of the remuneration of the representatives of the Masse and the costs of calling and holding general meetings of Bondholders, publishing the decisions thereof, any fees related to the appointment of the representatives of the Masse according to Article L.228-50 of the French Commercial Code, and all duly incurred and documented costs of administration and management of the Masse of Bondholders.

(c) General

General Bondholders' meetings shall be held at the registered office of the Company or such other place as shall be specified in the notice convening the meeting. Each Bondholder shall have the right, during the period of 15 days preceding any general meeting of the Masse, to examine and take copies of the text of the resolutions to be proposed and any reports to be presented to the meeting at the registered office or administrative headquarters of the Company or, as the case may be, at such other place as may be specified in the notice convening such meeting, or to cause an agent to do so on its behalf.

In the event that future issues give Bondholders identical rights to those under the Bonds and if the terms and conditions of such future bonds so permit, the holders of all of such bonds shall be grouped together in a single Masse.

2.3.16 Tax Regime

Payments of interest and redemption of Bonds may be subject to deduction of withholding tax and such taxes as the law imposes or may impose on the holders.

On the basis of current legislation, the following summary sets out the tax consequences that may be applicable to bondholders. However, individuals or corporate entities whether or not resident in France for tax purposes should nevertheless consult their usual tax advisers for details of the tax regime which applies to their particular case.

Payments of interest to Bondholders who are non-residents of France for tax purposes will be exempt from withholding tax under the conditions described in paragraph 2.3.16.2 ("Non-residents of France for tax purposes")

Non-residents of France for tax purposes should comply with the tax laws applicable in the jurisdiction or state in which they are resident.

2.3.16.1 Residents of France for Tax Purposes

1. Individuals holding bonds as part of their private assets

(a) Interest and redemption premium

Income from the bonds received by individuals holding the bonds as part of their private assets are:

- either included in the total income which shall be subject to:
    - Income tax calculated on a progressive scale,
    - a general social contribution of 7.5 per cent., of which 5.1 per cent. is deductible from the taxable income (Articles 1600-0 C and 1600-0 E of the General Tax Code (*Code général des impôts* or "CGI"));
    - a social levy of 2 per cent. (Article 1600-0 F *bis* of the CGI); and

- a social debt repayment contribution of 0.5 per cent. (Articles 1600-0 G and 1600-0 L of the CGI).

- or, at the taxpayer's option, subject to:
  - final withholding tax at the rate of 15 per cent. (Article 125-A of the CGI);
  - a general social contribution of 7.5 per cent. (Articles 1600-0C and 1600-0E of the CGI);
  - a social levy of 2 per cent. (Article 1600-0F *bis* III-1 of the CGI); and
  - a social debt repayment contribution of 0.5 per cent. (Articles 1600-0G and 1600-0L of the CGI).

(b) *Capital gains*

Pursuant to Article 150-0 A of the CGI, capital gains realised by individuals are subject to the following taxation, from the first euro, where the aggregate amount of disposals of securities for the calendar year exceeds the threshold of EUR15,000 per year:

- Income tax at the rate of 16 per cent. (Article 200-A-2 of the CGI);
- a general social contribution of 7.5 per cent. (Articles 1600-0C and 1600-0E of the CGI);
- a social levy of 2 per cent. (Article 1600-0F *bis* III-1 of the CGI);
- a social debt repayment contribution of 0.5 per cent. (Articles 1600-0G and 1600-0L of the CGI).

Capital losses incurred in one year can be set off only against capital gains of the same type realised in the year of the disposal or in the ten following years where, for each of those years, disposals were in excess of EUR15,000.

(c) Conversion or exchange of the Bonds into shares

See paragraph 2.6.6. ("Tax Regime governing Conversion or Exchange")

2. Legal entities subject to corporate tax

(a) Interest and redemption premium

Interest accrued on Bonds over the fiscal year is included in the taxable income subject to corporate tax at the rate of $33^{1}/_{3}$ per cent. In addition, a surcharge equal to 3 per cent. for financial years ending on or after January 1, 2002 (Article 235 *ter* ZA of the CGI).

A social contribution of 3.3 per cent. (Article 235 *ter* ZC of the CGI) also applies. This contribution is calculated on the amount of corporate tax (with an allowance of EUR763,000) for each 12-month period. However, entities which have a turnover of less than EUR7,630,000 and whose share capital is fully paid-up and, as to at least 75 per cent., held continuously by individuals (or by an entity meeting all of these requirements) are exempt from this contribution. Furthermore, for such companies, with respect to the first EUR38,120 of taxable income for each 12-month period, the tax rate amounts to 15 per cent. for financial years commencing on January 1, 2002.

In accordance with Article 238 *septies* E of the CGI, companies must include a portion of the redemption premium, which they record at the time of acquisition of the Bonds, into the taxable results for each of their

financial years, each time this premium exceeds 10 per cent. of the acquisition or subscription price. However, these provisions do not apply to Bonds of which the average issue price is higher than 90 per cent. of the redemption value.

(b) Capital gains

Gains or losses resulting from the disposal of Bonds are to be included in the taxable result.

The amount of the gain or loss is equal to the difference between the disposal price and the acquisition price of the Bonds increased, as the case may be, by the amount of redemption premium already taxed and not as yet received and is included in the results subject to corporate tax, at the rate of $33^1/_3$ per cent. (or, as the case may be, at the rate of 15 per cent. in the limit of EUR38,120 for each 12-month period) plus the contribution of 3 per cent. mentioned above (Article 235 *ter* of the CGI) and, as the case may be, the social contribution of 3.3 per cent. (Article 235 *ter* ZC of the CGI).

(c) Conversion and/or exchange of the Bonds into shares

See Paragraph 2.6.6. ("Tax Regime on Conversion or Exchange").

2.3.16.2 *Non-Residents of France for Tax Purposes*

(a) Income tax (interest and redemption premiums)

Bonds issued by French legal entities and denominated in Euros are deemed to be made outside of the Republic of France for the purpose of Article 131 *quater* of the CGI (*Bulletin Officiel des Impôts* 5 I-11-98, Instruction dated September 30, 1998). As a result, interest on the Bonds which is paid to persons who are not resident for tax purposes, or who have their registered office outside the Republic of France is exempt from withholding provided in Article 125-A-III of the CGI. Interests on the Bonds are also exempt from the social contributions pursuant to Articles 1600-0 C and following of the CGI.

(b) Capital gains

Persons who are not domiciled in France for tax purposes within the meaning of Article 4 B of the CGI, or whose registered office is located outside France, are not subject to capital gains upon disposal of securities, provided that these securities are not listed in the assets of a permanent establishment or a fixed base located in France.

(c) Conversion or exchange of the Bonds into shares

See paragraph 2.6.6. ("Tax Regime on Conversion or Exchange").

2.4 ADMISSION TO LISTING AND TRADING OF BONDS

2.4.1 Listing

Application has been made to list the Bonds on the *Premier Marché* of Euronext Paris S.A. Listing is expecting to take place on May 21, 2003 under Sicovam Code 10305 (ISIN Nr. FR0000103053). No application for listing on another market is envisaged.

2.4.2 Restrictions on the Transferability of the Bonds

No restrictions are imposed by the conditions of the issue on the transferability of the Bonds.

2.4.3 Listing of Similar Securities

The Company issued in 2001 bonds for a principal amount of EUR1,380,000,050 represented by 8,492,308 bonds convertible and/or exchangeable into new or existing Pinault-Printemps-Redoute shares, having a principal amount of EUR162.50, issued at par and bearing interest at the nominal annual interest rate of 1.5 per cent, redeemable on January 1, 2007 at a price of EUR162.50 per bond, convertible and/or exchangeable at the conversion and/or exchange rate of one (since January 1, 2002 and subject to adjustments set out in the terms and conditions) Pinault-Printemps-Redoute share for one bond and whose Sicovam Code is 18804 (the "2001-2007 Bonds"). The 2001-2007 Bonds can be redeemed early, at the Bondholders' option, on May 8, 2003 and November 8, 2004. This issue was the subject of a final prospectus which received the *visa* of the *Commission des opérations de bourse* dated October 30, 2001 under the number 01-1256. It is noted that the *océanes* bonds issued in 1999 were reimbursed on January 1, 2003, for a total amount of EUR1,128,000,000, and that the *océanes* bonds issued in 2001 were subject to a partial early redemption in May 2003 for a total amount of EUR166,146,012. At the date of this prospectus, 1,022,437 2001-2007 Bonds remain outstanding for a total amount of EUR166,146,012.

2.5 GENERAL INFORMATION CONCERNING THE BONDS

2.5.1 Paying Agent

BNP Paribas Securities Services will centralise the fiscal and paying agent services of the issue (for the payment of interest, redemption of matured Bonds, etc.).

Administrative service of the Bonds shall be carried out by BNP Paribas Securities Services.

2.5.2 Competent Jurisdiction

In any dispute where the Company is the defendant, the Company will submit to the jurisdiction of the Court of Appeals of Paris, unless otherwise provided by the French Civil Procedure Code (*Nouveau Code de Procédure Civile*).

2.5.3 Use of Proceeds

The net proceeds will be used to meet the general financing needs and to improve the capital structure of Pinault-Printemps-Redoute Group.

This offering will allow Pinault-Printemps-Redoute in particular to diversify its source of financing, to reduce the average cost and extend the average maturity of its debt and potentially to strengthen its shareholders' equity.

2.6 CONVERSION AND/OR EXCHANGE OF BONDS INTO SHARES

2.6.1 Nature of Rights of Conversion and/or Exchange

Bondholders shall have the right to the conversion and/or exchange, at the option of the Company, into new and/or existing shares of the Company at any time from May 21, 2003, the settlement date of the Bonds, until the seventh business day preceding the date set out for redemption ("Conversion/Exchange Right"), which will be paid up or delivered by way of set off against amounts owed under the Bonds, in accordance with the terms set forth below and subject to the conditions set out in paragraph 2.6.7.5 ("Treatment of Fractional Entitlement").

The Company may at its option deliver shares in the form of newly issued and/or existing shares.

At the date of this prospectus, the Company held directly or indirectly 6,438,132 of its own shares i.e. 5.3 per cent. of its share capital. The extraordinary general shareholders'

meeting on May 21, 2002 authorised the Management Board to implement a share repurchase programme. The Company will submit to the general shareholders' meeting to be on May 22, 2003 a resolution for the renewal of the share repurchase programme. This programme was the subject of a note d'information *approved by the* Commission des opérations de bourse *under* visa *no. 03-0302 on April 23, 2003.*

2.6.2 Suspension of the Conversion/Exchange Right

In the event of an increase in share capital, an issue of securities conferring rights to receive shares of the Company, a merger (*fusion*) or demerger (*scission*) or any other financial transaction conferring preferential subscription rights or reserving a priority subscription period for the benefit of existing shareholders of the Company, the Company shall be entitled to suspend the Conversion/Exchange Right for a period not exceeding three months. Such entitlement may not affect the Conversion/Exchange Right of the Bondholders called for redemption nor the exercise period outlined in paragraph 2.6.3. ("Exercise Period and Conversion/Exchange Ratio of Shares").

The Company's decision to suspend the Conversion/Exchange Right will be published in a notice in the *Bulletin des Annonces légales obligatoires*. This notice will be published at least 15 days before the date on which such suspension comes into force and will mention both the date on which the suspension comes into force and the date the suspension will end. This information will also be published in a financial newspaper having a general distribution in France and in a notice issued by Euronext Paris S.A.

2.6.3 Exercise Period and the Conversion/Exchange Ratio

The Conversion/Exchange Right may be exercised at any time from May 21, 2003, the settlement date of the Bonds, until the seventh business day preceding the date set out for redemption at a Conversion/Exchange Ratio of one share for one Bond, subject to adjustments as described in paragraph 2.6.7.3 ("Adjustments of the Conversion/Exchange Ratio in the Event of Financial Transactions").

The Company may at its option deliver new and/or existing shares.

With respect to Bonds redeemed upon, or prior to, maturity, the Conversion/Exchange Right shall expire at the end of the seventh business day prior to the redemption date.

Any Bondholder who has not exercised its Conversion/Exchange Right prior to such date will receive an amount equal to the redemption price calculated in accordance with the provisions of paragraph 2.3.7.1 ("Redemption at Maturity") or, as the case may be, with paragraph 2.3.7.3 ("Early Redemption at the Company's Option"), plus accrued interest from the last Interest Payment Date preceding the redemption date or the early redemption date to the date set for redemption.

2.6.4 Exercise of the Conversion/Exchange Right

To exercise their Conversion/Exchange Right, Bondholders should make their requests to the intermediary with whom their Bonds are registered (*inscrits en compte*). BNP Paribas Securities Services will centralise all such requests.

Any request for the exercise of the Conversion/Exchange Right received by BNP Paribas Securities Services in its capacity as Paying Agent during a calendar month (an "Exercise Period") will take effect on the earlier of the following two dates (an "Exercise Date"):

(i) the last business day of such calendar month; and

(ii) the seventh business day preceding the date set for redemption.

In respect of Bonds having the same Exercise Date, the Company shall be entitled, at its option, to choose between:

- the conversion of Bonds into new shares ;
- the exchange of Bonds for existing shares ;
- the delivery of a combination of new and existing shares.

All Bondholders having the same Exercise Date will be treated equally and will have their Bonds converted and/or exchanged, as the case may be, in the same proportion, subject to any rounding adjustments.

Bondholders will receive shares on the seventh business day following the Exercise Date.

2.6.5 Rights of Bondholders to Payments of Interest on the Bonds and Dividends with respect to Delivered Shares

In the event of an exercise of the Conversion/Exchange Right, no interest will be payable to Bondholders in respect of the period from the last Interest Payment Date preceding the Exercise Date to the date on which the shares are delivered.

The rights attached to new shares issued as a result of a conversion of the Bonds are set out in paragraph 2.7.1.1 below ("New Shares Issued Pursuant to Conversion").

The rights attached to existing shares delivered as a result of an exchange of the Bonds are set out in paragraph 2.7.1.2 below ("Existing Shares Delivered Pursuant to Exchange").

2.6.6 Tax Regime on Conversion or Exchange

On the basis of current legislation, the following summary sets out the tax consequences that may be applicable to investors. However, individuals or corporate entities should nevertheless consult their usual tax advisers for details of the tax regime which applies to their particular case.

Non-residents of France for tax purposes should comply with the tax laws applicable in the state in which they are resident.

2.6.6.1 ***Residents of France for Tax Purposes***

2.6.6.1.1 ***Individuals Holding Securities as Part of their Private Assets.***

Any conversion of the Bonds into new shares, or exchange of the Bonds against existing shares, is not considered a transfer versus payment. Any capital gain resulting from such conversion or exchange benefits, within the limit of the exchange parity, from a tax deferral provided by Article 150-O B of the CGI.

In the event of a subsequent transfer of shares, the net capital gain, calculated on the basis of the acquisition price or value of the bonds (Article 150-0 D 9 of the CGI), is subject to the capital gains tax regime on the transfer of securities (see paragraph 2.3.16.1 ("Resident of France for tax purposes")).

Where they are subject to tax, the above capital gains are taxed at the rate of 26 per cent. (or 16 per cent. for income tax, 7.5 per cent. for general social contribution, 2 per cent. for social levy and 0.5 per cent. for social debt repayment contribution).

2.6.6.1.2 ***Legal Entities Subject to Corporate Tax***

1. Regime regarding Conversion of Bonds into New Shares

   Capital gains made or losses incurred by French resident legal entities subject to corporate tax upon the conversion of the bonds into new shares

shall benefit from the tax deferral provided for in Article 38-7 of the CGI and shall be included in the income of the fiscal year during which the shares received as a result of the conversion are disposed of.

On a subsequent disposal of the shares received upon a conversion, the result of the disposal (capital gain or loss) will be calculated on the basis of the value for tax purposes that the Bonds delivered as a result of the conversion were deemed to have had for the transferor.

Subject to a penalty equal to 5 per cent. of the sums deferred, the beneficiary legal entities must satisfy the annual disclosure requirements provided for by Article 54 *septies* I and II of the CGI until the expiry date of such deferral.

2. Regime regarding Exchange of Bonds into Existing Shares

The tax deferral regime does not apply to the exchange of Bonds into existing shares. In this case, any profit or loss resulting from an exchange will be subject to corporate tax under the conditions specified by French law as described in paragraph 2.3.16.1. ("Residents of France for Tax Purposes").

The same will apply in the case of an exchange or a delivery of both new and existing shares for a Bond.

2.6.6.2 Non-Residents of France for Tax Purposes

Capital gains realised on the conversion of their bonds into new shares and/or on the exchange of their bonds into existing shares by persons who are non-resident of France for tax purposes or who do not have their registered office located in France (and do not have a permanent establishment or fixed base in France as part of whose assets the Bonds are recorded) are not subject to tax in France.

2.6.7 Adjustment Maintenance of Bondholders' Rights

2.6.7.1 Company's Obligations

In accordance with French law, the Company undertakes, for as long as any Bonds are outstanding, not to redeem its share capital (*amortisement de son capital social*) nor to alter the way it allocates its profits. Nevertheless, the Company may create non-voting preferred shares under the condition that it preserves the rights of the Bondholders, as set forth in paragraphs 2.6.7.3 ("Adjustments of the Conversion/Exchange Ratio in the Event of Financial Transactions") and 2.6.7.4. ("Information of the Bondholders in the Event of any Adjustment") below.

2.6.7.2 Capital Reduction Resulting from Losses

In the event of a reduction of the share capital resulting from losses, whether by way of reduction in the nominal value or the number of shares, the rights of Bondholders to receive shares will be reduced accordingly as if such Bondholders had been shareholders as of the date of issue of the Bonds.

2.6.7.3 Adjustments of the Conversion/Exchange Ratio in the Event of Financial Transactions

As a result of any one of the following transactions:

- issue of securities carrying quoted preferential subscription rights;
- increase in share capital by capitalisation of reserves, profits or share premiums and distribution of bonus shares, or the subdivision or consolidation of shares;

- capitalisation of reserves, profits or share premiums by increasing the nominal value of shares;
- distribution of reserves or premiums in cash or in portfolio securities;
- distribution to shareholders of any bonus financial instruments other than shares in the Company;
- takeover, merger, demerger;
- repurchase of its own shares at a price higher than the market price;
- distribution of an exceptional dividend;

which the Company may carry out after the issuance of the Bonds, the maintenance of the rights of Bondholders will be ensured by means of an adjustment of the Conversion/Exchange Ratio up to the maturity date or early redemption date, in accordance with the provisions set forth below.

In the event of adjustments carried out in accordance with paragraphs 1. to 8. below, the new Conversion/Exchange Ratio will be calculated to 3 decimal places by rounding up to the nearest thousandth (with 0.0005 being rounded up to the nearest thousandth, i.e., 0.001). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Conversion/Exchange Ratio. However, since the Conversion/Exchange Ratio may only result in the delivery of a whole number of shares, fractional entitlements will be settled as specified below (see paragraph 2.6.7.5. ("Treatment of Fractional Entitlement")).

1. In the event of a financial transaction conferring listed preferential subscription rights, the new Conversion/Exchange Ratio of shares will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price ex - subscription right + the price of the subscription right}}{\text{Share price ex - subscription right}}$$

   For the purposes of calculating this formula, the prices of the share ex-subscription right and of the subscription right will be determined on the basis of the average of the opening prices quoted on the market of Euronext Paris S.A. (or, in the absence of listing by Euronext Paris S.A., on any other regulated or similar market on which the share and subscription right are both listed) on each stock exchange trading day falling in the subscription period during which the shares ex-subscription right and the subscription right are simultaneously quoted.

2. In the event of an increase in share capital by capitalisation of reserves, profits or share premiums and distribution of bonus shares, or by the subdivision or consolidation of shares, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Number of shares existing after the transaction}}{\text{Number of shares existing before the transaction}}$$

3. In the event of an increase in share capital by means of a capitalisation of reserves, profits or share premiums effected by increasing the nominal value of the shares, the Conversion/Exchange Ratio will not be adjusted but the nominal value of the shares which may be delivered to Bondholders exercising their Conversion/Exchange Right will be increased accordingly.

4. In the event of a distribution of reserves or premiums in the form of cash or securities, the new Conversion/Exchange Ratio of shares will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price before distribution}}{\text{Share price before distribution less the cash amount distributed per share or the value of the securities distributed in relation to each share}}$$

For the purposes of calculating this formula:

- the share price before the distribution will be calculated on the basis of the average of the opening prices quoted on the market of Euronext Paris S.A. (or, in the absence of a listing by Euronext Paris S.A., on any other regulated or similar market on which the shares are listed) for twenty consecutive stock exchange trading days on which the shares are quoted chosen by the Company from the forty stock exchange trading days preceding the date of distribution;

- the value of securities distributed per share will be calculated as above if the securities are quoted on a regulated or similar market. If the securities are not quoted on a regulated or similar market before the date of distribution, such value will be determined on the basis of the average of the opening prices quoted on the regulated or similar market for twenty consecutive stock exchange trading days on which the shares are quoted chosen by the Company from the forty stock exchange trading days following the date of distribution, if the securities are quoted during the forty stock exchange trading days following their distribution or, in any other case, as determined by an independent expert of international repute chosen by the Company.

5. In the event of a distribution of bonus financial instrument(s) hereafter referred to as "the bonus right" other than shares in the Company, the new Conversion/Exchange Ratio of shares will be determined:

   (a) if the right to receive bonus financial instrument(s) (the "Bonus Right") is listed on Euronext Paris S.A., by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Price of the share ex - Bonus Right + price of the Bonus Right}}{\text{Price of the share ex - Bonus Right}}$$

   For the purposes of calculating this formula, the prices of the shares ex-Bonus Right and of the Bonus Right will be determined on the basis of the average of the opening prices listed on Euronext Paris S.A. (or, in the absence of listing by Euronext Paris S.A., on any other regulated or similar market on which the shares and Bonus Rights are both listed) of the shares and the right to receive bonus securities on the first ten stock exchange trading days on which the shares and the Bonus Right are simultaneously listed. In the event that this calculation were to result from less than five listings, the calculation must be validated or made by an independent expert of international repute chosen by the Company.

   (b) if the right to receive bonus financial instrument(s) is not listed on Euronext Paris S.A., by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Price of the share ex - Bonus Right + the value of the financial instrument(s) allotted with respect to each share}}{\text{Price of the share ex - bonus right}}$$

For the purposes of calculating this formula, the prices of the shares ex-bonus right and of financial instrument(s) allotted with respect to each share, if the latter are quoted on a regulated or similar market, will be determined on the basis of the average of the opening prices taken from ten consecutive stock exchange trading days following the date of distribution of such financial instruments during which the shares and the allotted financial instrument(s) are simultaneously listed. If the financial instrument(s) are not listed on a regulated or similar market, their value will be determined by an independent expert of international repute chosen by the Company.

6. In the event that the Company is taken over by another company (*absorption*) or is merged with one or more companies forming a new company (*fusion*) or is demerged (*scission*), the Bonds will be convertible and/or exchangeable into the shares of the acquiring or new company or in the beneficiary companies of a demerger.

   The new Conversion/Exchange Ratio of shares will be determined by adjusting the Conversion/Exchange Ratio in effect prior to the commencement of the relevant transaction by reference to the ratio of exchange of shares in the Company against the shares in the acquiring or new company or the beneficiary companies of a demerger.

   Such companies will be substituted for the Company for the purpose of the above provisions, in order to preserve the rights of Bondholders, where applicable, in the case of financial transactions or transactions on securities, and, in general, to ensure that the legal, regulatory and contractual rights of Bondholders are respected.

7. In the event of the buy-back by the Company of its own shares at a price higher than the market price, the new Conversion/Exchange Ratio shall be determined by multiplying the Conversion/Exchange Ratio in effect before the commencement of the buy-back by the following ratio, calculated to the nearest hundredth of a share:

$$\frac{\text{Share price + Pc per cent. x (Buy - back price - Share price)}}{\text{Share price}}$$

   Where:

   "share price" means the average listed price over at least 10 consecutive stock exchange trading days chosen from the 20 stock exchange trading days immediately preceding the buy-back (or the option to buy-back).

   "Pc per cent." means the percentage of capital bought back.

   "buy-back price" means the actual price at which the shares are bought back (by definition, this will be higher than the market price).

8. Distribution of exceptional dividends

   If the Company pays out an Exceptional Dividend (as defined below) the new Conversion/Exchange Ratio of shares will be calculated as set out below.

For the purposes of this paragraph 8, the term "Exceptional Dividend" means any dividend paid in cash or in kind to shareholders, where the total amount of such dividend (without taking tax credit (*avoir fiscal*) into account) (the "Relevant Dividend") and of all other cash dividends or dividends in kind paid to shareholders during the same financial year of the Company (without taking into account such related tax credits, if any) ("Previous Dividends") represents a Ratio of Distributed Dividends (as defined below) of over 6 per cent.

In the context of the preceding paragraph, the term "Ratio of Distributed Dividends" means the sum of the ratios obtained by dividing the Relevant Dividend and each Previous Dividend by the Company's market capitalisation on the day preceding the corresponding distribution date. The market capitalisation to be taken into account is equal to (x) the closing price of the Company's shares on Euronext Paris S.A. on the day preceding the date of distribution of the Relevant Dividend or of each Previous Dividend multiplied by (y) the respective number of shares of the Company existing on each of such dates. Any dividends or fractions of dividends leading to an adjustment of the Conversion/Exchange Ratio of the shares by virtue of paragraphs 1 to 7 above will not be taken into account for the purpose of this provision. The formula to calculate the new Conversion/Exchange Ratio of the shares in the event of payment of an Exceptional Dividend is as follows:

NRA = RA x (1 + RDD – 3.5 per cent.)

where:

- NRA means the new Conversion/Exchange Ratio of the shares;
- RA means the last Conversion/Exchange Ratio of the shares in effect before the distribution of the Relevant Dividend; and
- RDD means the Ratio of Distributed Dividends as defined above.

Any dividend (if the case arises, reduced by a fraction of the dividend needed to calculate the new Conversion/Exchange Ratio for the shares in accordance with paragraphs 1 to 7 above) paid between the payment date of a Relevant Dividend and the end of the same financial year of the Company will lead to an adjustment using the following formula:

NRA = RA x (1 + RDD).

where :

- NRA means the new Conversion/Exchange Ratio of the shares ;
- RA means the last Conversion/Exchange Ratio of the shares in effect before the distribution of the additional dividend; and
- RDD means the ratio obtained by dividing (i) the additional dividend (excluding any portion of dividend giving rise to the adjustment of the Conversion/Exchange Ratio pursuant to paragraphs 1 to 7 above, excluding potential tax credits, by (ii) the market capitalization of Pinault-Printemps-Redoute defined as (x) the price of the Company's share on Euronext Paris S.A. on the day before the date of distribution of the additional dividend multiplied by (y) the number of Company's shares outstanding on such date.

In the event that the Company carries out transactions in respect of which an adjustment under paragraphs 1 to 8 above has not been carried out and where later

French law or regulations would require an adjustment, the Company will carry out such an adjustment in accordance with the applicable laws and regulations and relevant French market practices in effect in France at such time.

The Management Board shall report on the components of the calculation and on the results of any adjustment in the annual report following such adjustment.

2.6.7.4 *Notice to Bondholders in the event of adjustments*

In the event of an adjustment, Bondholders will be notified of the new Conversion/Exchange Ratio by a notice published in the *Bulletin des Annonces légales obligatoires*, in a financial newspaper having a general distribution in France and in a notice issued by Euronext Paris S.A.

2.6.7.5 *Treatment of Fractional Entitlement*

Each Bondholder exercising its Conversion/Exchange Right under the Bonds may receive a number of Pinault-Printemps-Redoute shares calculated by multiplying the total number of Bonds presented on any one day by the relevant Conversion/Exchange Ratio in effect on such day.

If the number of shares thus calculated is not a whole number, the Bondholder may request the delivery of either:

- the nearest whole number of shares immediately less than its entitlement; in which case the Bondholder will receive a cash payment equal to the value of such fractional share, calculated on the basis of the opening share price quoted on Euronext Paris S.A. on the last stock exchange trading day of the Exercise Period during which Pinault-Printemps-Redoute shares were quoted; or
- the nearest whole number of shares immediately greater than its entitlement, provided that, in such case, such Bondholder pays to the Company an amount equal to the value of the additional fraction of the share requested, calculated on the basis set out in the preceding paragraph.

If the Bondholder does not state which choice he wishes to make, it shall receive a number of Pinault-Printemps-Redoute shares rounded down to the nearest whole number, and the remainder in cash, as described above.

2.6.8 Notice to Bondholders

In the event of a transaction carrying preferential subscription rights for its existing shareholders, the Bondholders will be notified prior to the commencement of such transaction by a notice published in the *Bulletin des Annonces légales obligatoires*, in a financial newspaper having a general distribution in France and a financial newspaper circulated internationally, as well as in a notice issued by Euronext Paris S.A.

2.6.9 Effect of Conversion and/or Exchange on Existing Shareholders

The information provided below, together with the terms and conditions of the transaction, will be included in the additional report prepared in accordance with Articles 155-2 and 155-3 of the decree of March 23, 1967. This additional report, together with the additional report of the statutory auditors, will be made available to shareholders at the registered office of the Company during the periods applicable under French Law and will be brought to their attention at the next general shareholders' meeting.

For information purposes, on the assumption that all the Bonds issued are converted into new Pinault-Printemps-Redoute shares, the effect of such issue and conversion would be the following :

1. Effect of the issue and conversion of the Bonds into Pinault-Printemps-Redoute new shares on the holding of a shareholder with a 1 per cent. interest in the Company's share capital prior to the issue and who does not subscribe for Bonds (such calculation being made on the basis of the number of shares making up the share capital as at December 31, 2002), would be as follows:

	Holding (per cent.)
Before the issue of the Bonds	1 per cent.
After the issue and conversion of 10,869,566 Bonds	0.918 per cent.
After the issue and conversion of 12,500,000 Bonds[1]	0.907 per cent.

(1) if additional Bonds were to be issued pursuant to paragraph 2.2.1.1 above.

2. Effect of the issue and conversion of the Bonds issued on the portion in the consolidated shareholder's equity portion of the group as at December 31, 2002 for the holder of one Pinault-Printemps-Redoute share, would be as follows:

	Share in shareholder's equity (1)
Before the issue of the Bonds	EUR52.85
After the issue and conversion of 10,869,566 Bonds	EUR55.58
After the issue and conversion of 12,500,000 Bonds (2)	EUR55.96

(1) excluding minority interests.
(2) if additional Bonds were to be issued pursuant to paragraph 2.2.1.1 above.

2.7 SHARES DELIVERED UPON EXERCISE OF THE CONVERSION/EXCHANGE RIGHT

2.7.1 Rights Attached to the Shares to be Delivered

2.7.1.1 New Shares to be Issued on Conversion

New shares issued upon conversion of the Bonds shall be subject to all provisions of the company's articles of association (*Statuts*) and will carry full rights as of the first day of the financial year in which conversion takes place. Such shares will give holders the right, in respect of such financial year and the following financial years, to the same dividend (on the basis of the same nominal value) as that paid in respect of other shares with equivalent dividend rights. As a result, they will be fully assimilated to such shares from the date of payment of the dividend relating to the preceding financial year, or if none were distributed, following the annual general meeting called to approve the accounts of that financial year.

2.7.1.2 Existing Shares Resulting from Exchange

Existing shares delivered upon exchange of the Bonds shall be existing ordinary shares carrying for their holders, from the date of delivery, all the rights attached to ordinary shares provided that in the case where the shares go ex-dividend between the Exercise Date and the delivery date, Bondholders shall not be entitled to the dividend nor to any compensation therefore.

2.7.1.3 General Provisions

Each new or existing share gives the right to an interest in the Company's assets, and in the distribution of the Company's profits and liquidation surplus in proportion to the part of the share capital represented by such share taking account of whether any share

capital has been redeemed or not, whether the shares have been fully paid up or not, the nominal amount of shares and the rights of different types of shares.

Each ordinary share gives the right to one vote at the Company's general shareholders' meetings. However, a double voting right is attached to all shares which are fully paid-up and in respect of which the same shareholder has been identified as holding shares in registered form (*inscrit en compte nominatif*) for at least two years. In the event of a share capital increase by way of capitalisation of reserves, profits or issue premium, the registered shares distributed in connection with a bonus issue to a shareholder, in accordance with the right to such issue attached to existing shares held by such shareholder, will have equally a double voting-right. Except in particular circumstances, any share converted or assigned shall lose the right to double voting.

Such shares are also subject to the provisions of the articles of association.

Dividends which have not been claimed five years after their payment are statute barred and become the property of the French State.

2.7.2 Transferability of the Shares

No provision in the articles of association limits the transferability of the shares.

2.7.3 Nature and Form of the Shares

The shares shall be either in registered or bearer book entry form, at the option of the shareholder.

Whatever their form, the Company shares are required to be inscribed in book entries in accounts (*inscrites en comptes*) maintained by the Company or its agent or by an authorised intermediary. The rights of each holder will be represented by an entry of its name in an account maintained by Euro Emetteurs Finance, in the case of fully registered shares, and by the intermediary of the holder's choice, in the case of administered registered shares or bearer shares.

2.7.4 Taxation of Delivered Shares

The following provisions summarise the taxation consequences which may apply to investors under the current legislation. Individuals and corporate entities should nevertheless consult their usual tax advisers for details of the tax regime which applies to their particular case.

Non-residents of France for tax purposes should comply with the tax laws applicable in the jurisdiction or State in which they are resident.

2.7.4.1 Residents of France for Tax Purposes

1. Individuals holding French shares as part of their private assets

   (a) Dividends

   The attention of the investors is drawn to the fact that in the points set out below, the term "dividends" refers to distributions qualified as dividends according to the provisions of the *instruction administrative* (French tax authority's statement of practice) 4 J-2-01 dated 14 December 2001. If a distribution made to a shareholder is not qualified as a dividend according to these provisions, the tax treatment of the distribution may be different, and notably, the paragraphs related to the tax credit (*avoir fiscal*) and tax credits corresponding to the equalisation tax (*précompte*) would not be applicable.

   Dividends attaching to French shares, including a tax credit of 50 per cent., are taken into account for the calculation of total income of the taxpayer in

the category of income from securities. Dividends currently benefit from an annual allowance of EUR2,440 for married couples subject to a joint tax assessment as well as for couples subject to joint tax assessment with effect from the income assessment in respect of the year in which the third anniversary of the registration of a union agreement (*pacte civil de solidarité*), defined in Article 515-1 of the French Civil Code, takes place and EUR1,220 for single people, widows or widowers, divorcees or married couples subject to separate tax assessment.

Dividends, as well as related tax credits, are included in the aggregate income subject to income tax on a progressive scale, to which is added without any allowance:

- a general social contribution of 7.5 per cent., of which 5.1 per cent. is deductible from the taxable income (Articles 1600-0C and 1600-0E of the CGI);
- a social levy of 2 per cent. (Article 1600-0 F *bis* III 1 of the CGI);
- a social debt repayment contribution of 0.5 per cent. (Articles 1600-0G and 1600-0L of the CGI).

The tax credit attached to dividends is deductible from the total amount of income tax payable or is repayable if it exceeds the amount of income tax.

(b) Capital gains

Pursuant to Article 150-0 A of the CGI, capital gains realised by individuals will be subject to the following taxation, from the first euro, where the aggregate amount of disposals of securities per tax household exceeds the threshold of EUR15,000 per year:

- Income tax at the rate of 16 per cent. (Article 200 A-2 of the CGI);
- a general social contribution of 7.5 per cent. (Articles 1600-0C and 1600-0E of the CGI);
- a social levy of 2 per cent. (Article 1600-0 F *bis* III 1 of the CGI);
- a social debt repayment contribution of 0.5 per cent. (Articles 1600-0G and 1600-0L of the CGI).

Capital losses incurred in one year can only be set off against capital gains of the same type realised in the year of the disposal or in the ten following years where, for each one of those years, disposals were in excess of EUR7,650.

(c) Special regime for share savings plans

Shares issued by French companies and by companies established in an other state member of the European Community and subject to corporate tax as specified by French law or to an equivalent tax, are eligible to be held as assets in a share savings plan (*Plan d'épargne en Actions*), established by law no. 92-666 of July 16, 1992.

Subject to certain conditions, the dividends received and the capital gains realised are exempt from income tax, but are still subject to the general social contribution, the social levy, and the social debt repayment contribution.

The table below summarises the different taxes applicable as at January 1, 2003 with respect to the term of the share savings plan:

Term of the share savings plan	*Social levy*	General *social* contribution	Social debt *repayment* contribution	*Income tax*	*Total*
Less than 2 years	2.0 per cent.	7.5 per cent.	0.5 per cent.	22.5 per cent.	32.5 per cent.[1]
Between 2 and 5 years	2.0 per cent.	7.5 per cent.	0.5 per cent.	16.0 per cent.	26.0 per cent.
More than 5 years	2.0 per cent.	7.5 per cent.	0.5 per cent.	0.0 per cent.	10.0 per cent.

(1) On the aggregate proceeds in the event that the threshold for disposals is exceeded.

2. Legal entities subject to corporate tax

(a) Dividends

Dividends received by legal entities subject to corporate tax, together with a tax credit equal to 10 per cent. of the value of dividends paid for tax credits used as from January 1, 2003, are included in the taxable income subject to corporate tax at the rate of $33^1/_3$ per cent., to which should be added a surcharge equal to 3 per cent. (Article 235 *ter* ZA of the CGI). The tax credits may be increased by an amount corresponding to 80 per cent. of the French equalisation tax (*précompte*) paid by the company distributing the dividends, other than any due by reason of a distribution paid out from the long-term capital gains reserve.

A social contribution of 3.3 per cent. also applies (Article 235 *ter* ZC of the CGI). This contribution is calculated on the amount of corporate tax reduced by an allowance of EUR763,000 for every 12-month period. However, companies with a tax free turnover of less than EUR7,630,000 and whose share capital is fully paid-up and held continuously for up to at least 75 per cent. by individuals, or by a company meeting the same requirements regarding share capital fully paid-up, turnover and holding of capital. Furthermore, for such companies, with respect to the first EUR38,120 of taxable income for each 12-month period, the tax rate amounts to 15 per cent. for financial years commencing on January 1, 2002, are exempt from this contribution.

Where the company fulfils the above conditions and has opted for the parent company tax regime pursuant to Articles 145 and 216 of the CGI, the dividends received are not taxed, except for a portion of expenses and fees equal to 5 per cent. of the gross dividends (tax credit included). The related tax credits cannot be set-off against taxes due by the Company but may be set-off for 5 years against the précompte, in which case the tax credit is equal to 50 per cent. of the dividends received.

(b) Capital gains

Gains or losses resulting from the disposal of shares, other than equity participations, are to be included in the taxable income, subject to corporate tax at the rate of $33^{1/3}$ per cent. plus a contribution of 3 per cent. (Article 235 *ter* ZA of the CGI) and, as the case may be, the social contribution of 3.3 per cent. (Article 235 *ter* ZC of the CGI).

Capital gains arising from the disposal of shares held for more than two years, which appear to be equity participations or which are treated for tax purposes as equity participations, and as such are eligible for the long-term capital gains regime, provided a special reserve for long-term capital gains is booked. They are then taxable at the rate of 19 per cent. (or, as the case may be, at the rate of 15 per cent., with respect to up to EUR38,120 of taxable income for each 12-month period) plus the contribution of 3 per cent. (Article 235 *ter* ZA of the CGI) and, as the case may be, the social contribution of 3.3 per cent (Article 235 *ter* ZC of the CGI).

Shares in companies, which are accounted for as equity participations and, subject to certain conditions, shares purchased pursuant to a public take-over bid or offer of exchange, as well as shares which benefit from the parent company tax regime or whose acquisition price is at least equal to EUR22,800,000 are considered to be equity participations.

2.7.4.2 *Non-Residents of France for Tax Purposes*

(a) Dividends

Dividends distributed by companies having a registered office in France are subject to a withholding tax of 25 per cent. when the tax domicile or registered office of the owner is outside France.

Under certain conditions, this withholding tax may be reduced or even eliminated under the applicable international tax treaties or pursuant to Article 119 *ter* of the CGI and the tax credit (*avoir fiscal*) may be transferred pursuant to such treaties.

(b) Capital gains

Gains arising from the disposal of shares by individuals or corporate entities who are not residents of France for tax purposes within the meaning of Article 4B of the CGI or whose registered office is outside France (and do not have a permanent establishment or fixed base in France as part of whose assets the shares are recorded) and which have not held at any time, directly or indirectly, more than 25 per cent. of the rights attaching to the shares of the company during the five years preceding the sale, are not subject to French tax (Article 244 *bis* C of the CGI).

2.7.5 Listing of New Shares

Application will be made periodically to list the new shares issued as a result of conversion on the *Premier Marché* of Euronext Paris S.A. Existing shares that have been delivered upon exchange shall be immediately tradeable.

2.7.5.1 *Assimilation of New Shares*

Application shall be made to list the new shares resulting from conversion for trading on the *Premier Marché* of Euronext Paris S.A. based on the date from which they carry full dividend rights either directly on the same line with the existing shares or, initially, on a second line. The Pinault-Printemps-Redoute shares are quoted on the *Premier Marché* of Euronext Paris S.A. (Code Sicovam: 12148).

The shares of the Company are admitted to the Deferred Settlement System (*Système de Règlement Différé* (SRD)).

2.7.5.2 *Other Markets and Places of Listing*

Pinault-Printemps-Redoute shares are not currently listed on any other regulated market.

CHAPTER III

GENERAL INFORMATION ON THE COMPANY AND ITS SHARE CAPITAL

General information concerning this chapter is included in the *Document de Référence* which was filed with the *Commission des opérations de bourse* under the number D.03-0245 on March 17, 2003 and in the update of the *Document de Référence* which was filed with the *Commission des opérations de bourse* under the number D.03-0245-A01 on May 12, 2003. Such information remains accurate as of the date of this prospectus.

CHAPTER IV

GENERAL INFORMATION ON THE COMPANY'S BUSINESS

General information concerning this chapter is included in the *Document de Référence* which was filed with the *Commission des opérations de bourse* under the number D.03-0245 on March 17, 2003 and in the update of the *Document de Référence* which was filed with the *Commission des opérations de bourse* under the number D.03-0245-A01 on May 12, 2003. Such information remains accurate at the date of this prospectus.

CHAPTER V

CONSOLIDATED FINANCIAL STATEMENTS

The information concerning this chapter is included in the *Document de Référence* which was filed with the *Commission des opérations de bourse* under the number D.03-0245 on March 17, 2003 and in the update of the *Document de Référence* which was filed with the *Commission des opérations de bourse* under the number D.03-0245-A01 on May 12, 2003. Such information remains accurate at the date of this prospectus.

CHAPTER VI

BODIES RESPONSIBLE FOR ADMINISTRATION, MANAGEMENT AND SUPERVISION

The information concerning this chapter is included in the *Document de Référence* which was filed with the *Commission des opérations de bourse* under the number D.03-0245 on March 17, 2003 and in the update of the *Document de Référence* which was filed with the *Commission des opérations de bourse* under the number D.03-0245-A01 on May 12, 2003. Such information remains accurate at the date of this prospectus.

CHAPTER VII

GENERAL INFORMATION ON RECENT DEVELOPMENTS AND PROSPECTS OF THE COMPANY

General information concerning this chapter is included in the *Document de Référence* which was filed with the *Commission des opérations de bourse* under number D.03-0245 on March 17, 2003 and in the update of the *Document de Référence* which was filed with the *Commission des opérations de bourse* under the number D.03-0245-A01 on May 12, 2003. Such information remains accurate at the date of this prospectus.

Appendix B

PINAULT PRINTEMPS-REDOUTE

ANNUAL GENERAL MEETING

MAY 22, 2003



PINAULT
PRINTEMPS-REDOUTE



Corporate Governance

Patricia **BARBIZET**

Chairman of the Supervisory Board



Corporate Governance

- *"Société anonyme"* with a Supervisory Board and Management Board
  - Division of the control functions, operation and management
- 5 independent members of the Supervisory Board out of 13
  - René Barbier de La Serre
  - Pierre Bellon
  - Allan Chapin *
  - Anthony Hamilton *
  - Luca Cordero di Montezemolo *

* foreign members

Reinforcement of the Corporate Governance in 2002

Creation of an Audit Committee (December 2002)

- Principle missions
  - Ensure that the accounting methods are appropriate, permanent and reliable
  - Review the effective implementation of internal control and risks management
  - Analyse the major risks and off-balance sheet items
- To this end, the Statutory Auditors have access to internal accounts department and internal audit department of the company (including outside the presence of the company's management)
- Composition : René Barbier de La Serre (Chairman), Anthony Hamilton et François Henri Pinault

Reinforcement of the Corporate Governance in 2002

Remuneration Committee

- Born out of the 2 previous Commissions
- Missions
  - Make proposals to the Supervisory Board as regards to compensation and stock options to be granted to members of the Management Board
  - Members : Patricia Barbizet (Chairman), François Henrot, Philippe Lagayette, François Henri Pinault, Bruno Roger
- Appointment Committee
- Missions
  - Examine the proposals for appointment members of Supervisory Board
  - Assessing the independance of the Supervisory Board members
- Members
  - Patricia Barbizet (Chairman), Pierre Bellon et Allan Chapin

Reinforcement of the Corporate Governance in 2002

- Supervisory Board internal rules
  - Functionment principles of the Board
  - Comitees missions
  - Regulations regarding the trading on the PPR's shares
- Assessment of the Supervisory Board
  - Mission given to Allan Chapin
- Attendance fees
  - Fixed and Variable portion
  - Amount : 438,532 euros

PINAULT PRINTEMPS-REDOUTE

Annual General Meeting

May 22, 2003



CONTENTS

PINAULT
PRINTEMPS-REDOUTE



Main achievements in 2002

Serge **WEINBERG**

Chairman of the Management Board

Main achievements in 2002

- Commercial dynamism in the Retail division and strong growth in the Luxury Goods division despite a difficult environment
- Major improvement in financial structure
- Strategic shift introduced on excellent terms
- Continuation of the Group's engagements in Ethics and sustainable development

Commercial dynamism in the Retail division ...

Sharp acceleration in sales growth on a comparable basis: +1.2%



+3,5%
+0,5%
+1,3%
T1
T2
T3
T4
-1,1%

- 25 stores opened, i.e. over 45,000 square metres
- Strong overall performance in France
- Dynamic growth in Europe excling France: + 6.2% in actual terms

Commercial dynamism in the Retail division ...

New market share

Apparel and lifestyle

- Revamp of La Redoute catalogue:
  +4.2 points outperformance over the market
- Success of Printemps du Luxe: 2002 sales up 25%
- Success of Printemps' Sports division (Citadium + Made in Sport):
  +30.8% versus +3.8% for the market

Leisure and home

- Strong performance by Conforama in furnishings in France:
  +2.5 points outperformance over the market
- Stronger position of Fnac in technical products (market share of 11.5%) and books (market share of 15.6%)

Commercial dynamism in the Retail division ...

Greater emphasis on new concepts

- **Confirmed success of specialised concepts**
  - Apparel and lifestyle:
    - Printemps's Sports division
    - Orcanta-Lingerie
  - Lesiure and home:
    - Fnac Junior
    - Roll out of Surcouf in France
  - Kadéos gift vouchers

- **Launch of innovative new concepts**
  - Apparel and lifestyle:
    - New catalogues including Histoires de Chambres (Vertbaudet); Brylane Kitchen in the United States
  - Lesiure and home:
    - Opening of Fnac Digitale, specialised in multimedia and digital products
    - Reorganisation of Printemps de la Maison according to interior design style

Commercial dynamism in the Retail division ...

Successful international expansion

- **Fnac:** 23% of store sales outside France in 2002
  International growth of stores of 18% in 2002
  5 new stores opened in 2002
- **Conforama:** 32% of sales outside France in 2002
  International growth of 4.4% in 2002
  3 new stores opened in 2002
- **Redcats:** 58% of sales outside France in 2002
  19 catalogues in 18 countries in 2002

Commercial dynamism in the Retail division ...

in EUR millions

	2001	2002
Sales	11,953	**12,063**
EBITDA	813	**834**
Operating income	591	**613**
as a % of sales	*4.9%*	***5.1%***
Cash flow	817	**844**
Average number of employees	50,677	**51,092**

... and strong growth in the Luxury Goods division

From a single brand activity to a multi-brand group

GUCCI

BOTTEGA VENETA

YSL BEAUTE

YVES SAINT LAURENT



BOUCHERON PARIS



ALEXANDER McQUEEN

sergio rossi

STELLA McCARTNEY


BALENCIAGA

… and strong growth in the Luxury Goods division



GUCCI

- Development of exclusive product collections: limited series handbags, ready-to-wear products (tailored and by order only), shoes
- Enhancement of jewellery division with the opening of the first specialised jewellery store in Rome
- New flagship stores opened in prestigious locations: Madison Avenue in New York, Avenue Montaigne in Paris and Via Montenapoleone in Milan

… and strong growth in the Luxury Goods division

YVES SAINT LAURENT

- Sales up 51.8%
- Retail sales doubled
- Leather goods sales tripled and successful launches of Mombasa, Marquise and Colonial bags
- New eyewear and watch ranges launched

… and strong growth in the Luxury Goods division

YSL BEAUTE

- Strong growth in cosmetic products, boosted by the launch of Ligne Intense (Yves Saint Laurent)
- Growth in perfume sales with the launch of M7, the new Yves Saint Laurent perfume for men
- Improved distribution with some of the best department store locations and the continued reduction in the number of sales outlets (15,000 versus 22,000 in 2001)

… and strong growth in the Luxury Goods division

Healthy results from other brands

- Strong growth in Bottega Veneta sales
- Strong performance of Sergio Rossi 2002 spring/summer and autumn/winter collections
- Launch of the first Boucheron jewellery collection: Beauté Dangereuse

Roll out of emerging brands Alexander McQueen, Stella McCartney and Balenciaga

… and strong growth in the Luxury Goods division

- Very high profitability at Gucci division: 29%
- Strong growth in operating income at YSL Beauté: +64%
- Significant growth in sales of other brands: +28%

… and strong growth in the Luxury Goods division

in EUR millions

	2001*	**2002***
Sales	2,542	**2,542**
EBITDA	489	**416**
Operating income *as a % of sales*	403 *15.9%*	**309** ***12.1%***
Cash flow	511	**434**
Average number of employees	9,482	**10,459**

** fiscal year (November- October)*

Major improvement in financial structure

- Net financial borrowings at 31/12/2002:
  - <EUR 4.95 billion (EUR 6.4 billion at 31/12/2001)
- Debt-to-equity ratio:
  - 53.9% versus 75% at 31/12/2001
- Surplus disposable cash, excluding Gucci, at 31/12/2002:
  - +EUR 2.2 billion

Strategic move introduced in Q4 2002 on excellent terms





Ethics and sustainable development

Ethics

- Code of Business Practices
  - Definition of the Group's commitments and principles in terms of its partners, the environment and the community
  - A specific formalised charter for the Group own brand suppliers
  - Monitoring of working conditions at Group suppliers via external audits
- Creation by the Management Board of a Committee for Ethics and Social and Environmental Responsibility



Ethics and sustainable development


SolidarCité

- SolidarCité, the Group association
  - Objective: to promote and assist with projects in the public interest in three areas:
    - Solidarity, social cohesion, education
- Partnerships between Group brands and NGOs
- CFAO programme for the prevention and treatment of AIDS in Africa

Ethics and sustainable development

Specific measures aimed at reducing the impact of the various brand activities on the environment, in terms of:

- Recycling
- Returned goods
- Energy saving and raw materials
- Transport

PINAULT
PRINTEMPS-REDOUTE



Analysis of 2002 results

Patrice MARTEAU

CFO

Simplified income statement

in EUR millions

	2001	2002	Change
Sales	27,799	27,375	-1.5%
EBITDA	2,417	2,282	-5.6%
Operating income	1,978	1,827	-7.7%
Non-recurring items	- 33	1,278	
Corporate tax	-292	- 706	141.9%
Group net income	753	1,589	111.1%
Net income (excl. non-recurring items)	774	672	-13.2%
Net earnings per share (excl. non-recurring items)	6.50	5.52	-15.1%

Evolution of 2002 operating income

in EUR millions

2001 operating income	**1,978**	
Exchange rate impact	(30)	
Operating income of companies sold (Mail order Guilbert)	(10)	
Increase in development costs for Luxury Goods division	(58)	
2001 restated operating income	**1,880**	
Change	(53)	-2.8%
2002 operating income	**1,827**	**-7.7%**

Gross margin excluding development costs per division

as a % of sales	2001	**2002**
Apparel and lifestyle	*50.6%*	*51.4%*
Leisure and home	*32.9%*	*33.4%*
CFAO	*23.1%*	*23.6%*
Retail	39.6%	39.8%
Luxury	71.5%	70.6%
New PPR	**44.4%**	**44.2%**
Rexel	24.5%	24.6%
Other*	42.3%	43.8%
Total	**38.3%**	**38.7%**

**including the sold activities of Credit and Financial Services division, Guilbert, Pinault Bois & Matériaux, miscellaneous*



Operating margin excluding development costs per division

as a % of sales	2001	**2002**
Apparel and lifestyle	*4.0%*	*4.5%*
Leisure and home	*6.7%*	*6.8%*
CFAO	*8.9%*	*8.9%*
Retail	5.8%	6.1%
Luxury	21.0%	21.0%
New PPR	**8.0%**	**8.2%**
Rexel	5.0%	4.0%
Other*	12.5%	12.0%
Total	**7.8%**	**7.6%**

**including the sold activities of Credit and Financial Services division, Guilbert, Pinault Bois & Matériaux, miscellaneous*

Non–recurring income: substantial capital gains

in EUR millions	
Capital gains on financial assets	1,853.4
Non-recurring items - Rexel	(162.7)
Write down of treasury stock	(179.2)
Other	
Restructuring costs*	(134.8)
Claims and litigation**	(53.0)
Miscellaneous	(45.7)
Non-recurring income	**1,278.0**

* *Taiwan (EUR 43 m), Nuitéa (EUR 35 m), Redcats (EUR 22 m), etc.*

** *Fnac (EUR 10 m), CFAO (EUR 15 m), etc.*

Reduction in intangible assets and control of working capital

Financial data at December 31

in EUR millions	31/12/2001	31/12/2002	**Change**
Intangible assets	11,788	10,855	**- 933**
Other assets	3,352	3,334	**-18**
Total fixed assets	15,140	14,189	**-951**
Working capital (excluding customer loans)	649	565	**-84**

	2001	2002	**Change**
Amortisation of goodwill	(149)	(234.3)	**-85.3**

Sharp reduction in net financial debt

Financial data at December 31

in EUR millions

	2001	**2002**	**Change**
Shareholders' equity	8,560	**9,187**	**627**
Provisions	810	**618**	**-192**
Net financial debt	**6,419**	**4,949**	**-1,470**
Debt/equity ratio	75%	**54%**	

Average financial debt and net financial income

in EUR millions

	2001	**2002**
Net financial income	-418	**-415**
Financial income/cash from Luxury Goods	134	**69**
Net financial income excl. Luxury Goods	**-552**	**-484**
Average cost of debt	4.3%	**3.6%**
Fixed rate / Variable rate net debt	42% / 58%	49% / 51%

Debt maturity

- New issuing of a bond convertible into new shares and/or exchangeable for existing shares (OCEANE) of EUR 1 079 millions, coupon 2.5%, January 2008

- Average maturity of debt at end May 2003:
  > 3 years

Off-balance sheet commitments

- Pinault-Printemps-Redoute takeover bid on Gucci
  - Commitment to buy back minority holdings in Gucci at USD 101.5 per Gucci share between March 22 and April 30, 2004
  - Commitment of EUR 3.6 billion to date *
  - Option to buy up to 70% of shares (current shareholding: 63.28%)
- *Other significant off-balance sheet commitments*
  - Long-term lease payments EUR 2,825 million
  - Securitisation on commercial receivables EUR 969 million (EUR1,069 million)

•Hypothesis: 1 euro = 1.10$

Liquidity excluding Gucci

- Excess liquidity at 31/12/2002:
  - EUR 2.2 billion
- Excess liquidity at 30/06/2003:
  - EUR 2.9 billion
- Excess liquidity before the put:
  - EUR 3 billion

Dividend maintained

- Net dividend maintained at 2.30 euros per share
- Payment on June 6, 2003

PINAULT
PRINTEMPS-REDOUTE



Trading update

Serge **WEINBERG**

Chairman of the Management Board

Excellent Q1 2003 sales

Confirmed improvement in Group sales


+2.8%
+1.7%
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
-0.5%
-1.7%
-1.8%

At comparable structure, exchange rate and days basis

Excellent Q1 2003 sales

Confirmed improvement in Group sales

Comparative sales growth (structure, days and exchange rates)


2.8%
6.1%
6.0%
6.2%
Group
Retail
Luxury Goods
New PPR *

* Retail + Luxury Goods + CFAO

Buoyant activity at end of March


fnac
.com

Leisure and Home

- Sustained level of activity at the 66 French stores
  - Sharp growth at regional stores and stores in the Paris region
  - Good performance in audio and video equipment
  - Spectacular growth in digital equipment (40,000 items sold in Q1)
- Dynamic activity at the 33 international stores
  - Remarkable growth in Portugal, Spain, Italy and Brazil
- Confirmed success of the Childrens division (Fnac Junior and Eveil & Jeux)
- Continued roll out of Surcouf (a fourth store opened in Bordeaux)

Buoyant activity at the end of March


CONFORAMA

Leisure and Home

- Sustained pick-up in business at the 137 French stores, underpinned by more competitive sales drives
- Sharp growth at the 44 international stores (Italy, Spain, Switzerland and Poland)
- Continued implementation of the new brand image, including theme-oriented store presentations (bedroom, kitchen), while capitalising on the Group's discount capabilities

Buoyant activity at the end of March

PRINTEMPS

Apparel and Lifestyle

- Department stores held up well
  - Sustained growth of the chain, bolstered by the promotional campaigns of the Printemps card and sharp growth in women's wear
- Growth for the Sports division with 2 innovative and complementary concepts
  - Citadium offering prestigious "practical" and "fashionable" brands
  - 18 Made in Sport stores dedicated to current Sports trends

Buoyant activity at the end of March


REDCATS

Apparel and Lifestyle

Recovery seen at the beginning of the year confirmed

- La Redoute
  - Gains in market share for the La Redoute catalogue in France, reflecting the catalogue's successful repositioning towards its original target
  - Success of the catalogue in Switzerland, the United Kingdom and Belgium
- Brylane
  - Succes of the Brylane Kitchen catalogue launched in February 2002
- Specialised companies
  - Sharp growth for Vertbaudet France and Somewhere


CFAO
cfaogroup.com

Buoyant activity at the end of March

- Expansion of CFAO Technologies in 8 countries
- Strong growth in the pharmaceuticals sector, particularly in Egypt
- Automobile distribution business strengthened in Morocco with the acquisition of Isuzu Morocco

Tonus de l'activité à fin mars

REXEL

- Strengthened restructuring measures and downsizing implemented in Q4 2002
  - Cuts in operating expenses stepped up
  - Streamlining of logistics and adaptation of information systems
  - Increased selectivity of investments
  - Planned sales of non-core activities

PINAULT
PRINTEMPS-REDOUTE



Strategy: a Group with high growth and profitability

Serge WEINBERG

Chairman of the Management Board

Strategy: a Group with high growth and profitability

- Strategic shift
- Luxury Goods, a high-potential sector
- Outlook

Strategic shift

- Meeting the individual customer's needs for well-being and quality of life
- Focusing on Retail and Luxury Goods distribution
- Building a Group with a profile of stronger growth and higher profitability

The steps in PPR's development towards higher value added businesses


Timber
trading
1963
Business-to-
Business distribution
1988
Retail
distribution
Business-to-
Business
distribution
1990
Luxury Goods
Retail
distribution
Business-to-
Business
distribution
1999
Luxury Goods
Retail
distribution
2002 - 2004

A Group emphasising its core expertise

Understanding customer needs and satisfaction

- Customer knowledge: database of 45 million Redcats customers
- Customer loyalty: Kadéos gift vouchers, Fnac's trial Laboratory and technical files, box office services, ...
- Customer satisfaction:
  - product selection, customer service and responsiveness, credit facilities, after-sales service, etc.
  - monitoring of indicators such as Printemps's customer satisfaction barometer produced on a store-by-store basis

A Group emphasising its core expertise

Capacity to successfully export its concepts outside France

- Fnac and Conforama in Europe
- La Redoute catalogues in the United States and Europe
- Specialised Redcats catalogues in Europe

A Group emphasising its core expertise

Expertise in terms of innovation and creation

- Creation of specialised concepts such as Fnac Junior, Orcanta, Made in Sport, Citadium, etc.
- Innovative concepts in terms of offer segmentation
  - by style at Printemps (Printemps de la Maison)
  - by target of customers at Redcats (segmentation of the "La Redoute" catalogue into three catalogues: Youngers, Family, Masters

A Group emphasising its core expertise

Expertise in terms of innovation and creation

- Pinault-Printemps-Redoute, Internet leader in France
  - 2002 Internet sales by the Retail division of EUR 542 million, of which EUR 175 million in France:
    - → ow EUR 442 million generated by Redcats
    - → ow EUR 75 million generated by Fnac
  - fnac.com, leading website in France in terms of the number of transactions
  - redoute.fr, number one e-commerce website in France in textile-clohting
  - 1 out of 4 Internet user visits one of the Group's site

A Group emphasising its core expertise

Promotion of human skills

- **Motivation**
  - Common variable remuneration scheme based on performance and attitude for the top 170 executive managers (30% of the fixed salary)
- **Mobility**
  - Within one company, international and inter-company,
  - Career development encouraged by the Group
- **Cohesion**
  - Leadership day involving 170 Group leaders, which takes place twice a year

A Group emphasising its core expertise

Capacity to mobilise Group resources

- Development of sales
  - Kadéos, French leader in gift vouchers
  - Conforama's after-sales service extended to Fnac and Redcats
  - Development of CliO, the "Customer Obsession" programme in order to gain profitable and durable market share
- Optimisation of purchasing
  - Reduced costs on direct purchasing through PPR Purchasing, the Group purchasing centre for brown, white and grey products
  - Rationalisation of indirect purchases with PPR Buyco
  - Industrialisation and improvement in resources and methods with the implementation of cross-functional platforms: GNX and e-procurement

Luxury Goods, a high-potential sector

- Total market estimated at EUR 70 billion
- Growth three times higher than the global economy
- Very high profitability levels, particularly for upscale jewellery, leather goods and accessories
- Global industry presenting growth opportunities on buoyant markets
- Fragmented sector with important scope for consolidation

The initial investment in Luxury in March 1999

From a single brand activity to a multi-brand group

BOTTEGA VENETA

YSL BEAUTE

GUCCI

YVES SAINT LAURENT

BOUCHERON PARIS

ALEXANDER McQUEEN

sergio rossi

STELLA McCARTNEY

BALENCIAGA

The initial investment in Luxury in March 1999

- Acquisition of a 42% initial stake in Gucci Group through a 3 billion dollar capital increase, providing Gucci Group with the resources for its development
- After the building of a multibrand group and significant development investments in 2001 and 2002, Gucci Group has a financial structure much more solid than that of its main competitors highly indebted

Growth in results 1999 - 2002



Sales (In M€)
1,160
1,114
2,542
231
89
512
1,710
2,542
295
136
534
1,577
1999*
2001**
2002**
Operating income (In M€)
% Operating profitability
256
23.0%
403
23
4.4%
506
29.6%
(62)
(64)
309
37
6.9%
454
28.8%
(73)
(109)
1999*
2001**
2002**
Gucci Division
YSL Beauté
Yves Saint Laurent
Other

* 12 months to 31/12/00

** 12 months to October 31

Peak in development investment in 2001 - 2002

- Peak in investment (EUR 389 million)
- Peak in development expenses (EUR 146.5 million)
- 58 stores opened for a total of 336, including 173 Gucci stores and 46 Yves Saint Laurent and 57 Bottega Veneta stores

Peak in development investment in 2001 - 2002

Impact of developments

% of sales

	Gucci Division	New brands (excl. YSL Beauté)
Costs of stores (% of retail sales)	31.9%	54.4%
Communication	5.0%	20.0%
G & A	11.8%	30.0%

Gucci, the Group's leading brand

- 2002 Sales: EUR 1,577 million
- Second brand in terms of profitability
- Leather goods, ready-to-wear clothing and accessories, shoes, ties and scarves, jewellery
- Distribution in 173 directly-operated stores worldwide
- Launch in 2002: ready-to-wear fashions (tailored and by order only)

Gucci: 2nd largest luxury brand worldwide in terms of profitability

Strategic objectives

- Strengthen its market leadership
- Maintain its high profitability
- Expand geographically

Yves Saint Laurent, the Group's 2nd key brand

- 2002 Sales: EUR 136 million
- Men's and women's ready-to-wear fashions, leather goods and shoes sold under the brand Rive Gauche
- Distribution in 46 directly-operated stores, franchises and points of sale in department stores and specialised stores
- Leading products: Marquise bags, Colonial
- Launch in 2002: Mombasa

Major headway for Yves Saint Laurent

- 44.7% growth in sales*
- 58.1% growth in gross margin in 2002*
- Operating losses reduced by EUR 11 million in 2002*

** Gucci's financial year at January 2003*

Major headway for Yves Saint Laurent

Strategic objectives

- Double-digit growth in sales
- Continued store openings (60 at the end of 2004)
- Well-balanced product portfolio between apparel and accessories
- Profitability expected in 2005

Profitable growth for YSL Beauté

- Sales of EUR 534 million
- Yves Saint Laurent fragrances and cosmetics, Roger & Gallet bath and beauty products, fragrances and cosmetics under the brands Oscar de la Renta, Van Cleef & Arpels and Fendi
- Distribution in department stores, specialised stores and duty-free shops
- Leading products: Opium, Paris and Kouros perfumes
- Launch in 2002: M7, Yves Saint Laurent fragrance for men, Ligne Intense

Profitable growth for YSL Beauté

Strategic objectives

- Regular launch of new products
- Annual sales growth of 10%
- Medium-term profitability above 10%

High-potential brands

Bottega Veneta

- Luxury leather goods, shoes and ready-to-wear fashion items
- Distribution in 60 directly-operated stores (end January 2003)
- Leading product: woven bags (intrecciato)

High-potential brands

Sergio Rossi

- Italian designer of women's luxury shoes
- Distribution in 40 directly-operated stores (end 2002), franchises and points of sale in department stores and specialised stores

High-potential brands

- Boucheron
  - Jewellery, luxury timepieces and fragrances
  - Exclusive distribution in 25 directly-operated stores (end January 2003)
- BEDAT & C°
  - Luxury timepieces

Emerging brands

Balenciaga (Nicolas Ghesquière), Alexander McQueen and Stella McCartney

- Ready-to-wear and accessories collections under their designer name
- Exclusive distribution in directly-operated stores
- 2 stores for each brand in 2002

Gucci Group - well-balanced, attractive and solid product range

Fashion and accessories

- Gucci
- Yves Saint Laurent
- Sergio Rossi
- Bottega Veneta
- Alexander McQueen
- Stella McCartney
- Balenciaga

Fragrances Cosmetics

- YSL Beauté
- Roger & Gallet
- Oscar de la Renta
- Van Cleef & Arpels
- Fendi
- Boucheron
- Alexander McQueen
- Balenciaga
- Zegna

Leather goods

- Gucci
- Yves Saint Laurent
- Sergio Rossi
- Bottega Veneta
- Balenciaga

Timepieces Upscale jewellery

- Gucci
- Boucheron
- Yves Saint Laurent
- Bédat & C°

Strategic shift launched on excellent terms

Sold activities	Date	Amount (M€)	Multiples
Mail order Guilbert	18/10/02	865	16 X operating income 2002
Facet	Dec-02	965*	19 X operating income 2002
Finaref excl. Facet,& Nordic	Dec -02	2,525*	18 X operating income 02/2003
Contract Guilbert	11/04/03	815	13 X operating income 2002
Pinault Bois & Matériaux	01/05/03	565	8 X operating income 2002

* 100% valuation

Strategic shift launched on excellent terms

Optimised stake in Gucci

- A current 63.28% stake in Gucci Group versus 53.2% at September 10, 2001
- Average price of total stake: EUR 76.82
- Savings coming from the accelerated increase to 63.28%: EUR 240 million
- Saving on the remaining due to the fall in dollar: EUR 830 million

Acquisition without control premium

- Total estimated acquisition price total excluding Gucci cash: EUR 7.1 billion
- Extremely low control premium: 6%
  - Gucci's average valuation factor* for 1999 - 2004e: 15.5
  - Average valuation factor for the sector* for 1999 - 2004e: 14.6
- Earnings growth potential higher than the sector

** source: PPR + JC Finances, (EV/EBITDA), sector (Bulgari, Hermès, LVMH, Tiffany,Gucci (fiscal year January))*


Towards stronger organic growth and higher profitability
Profitability **
Luxury Goods
Retail
B to B*
Brand recognition
* excl. CFAO
** EBITDA/sales
81

Towards stronger organic growth and higher profitability


Return on capital
Today *
Retail
Luxury Goods
Group
B to B
Organic growth

* 1997 - 2002 excl. Luxury Goods 1998-2002

Towards stronger organic growth and higher profitability



Return on capital
New Group
Retail
Luxury Goods
Group
Organic growth

A Group focused on the individual…


Luxury Goods
Fashion and cosmetics
PPR
Culture and technologies
Home furnishings and decoration

A single customer: the individual

… with leading brands



BOUCHERON
PARIS
BOTTEGA VENETA
PRINTEMPS
YSL BEAUTE
YVES SAINT LAURENT
PRINTEMPS luxe
GUCCI
BALENCIAGA
Luxury Goods
Fashion and cosmetics
PPR
Culture and technologies
Home furnishings and decoration
fnac.com
SURCOUF
CYRILLUS
empire
BrylaneHome
VERTBAUDET
ellos
Daxon
CONFORAMA
LA REDOUTE

New Pinault-Printemps-Redoute



Business-to-Business
Retail
Luxury Goods
Today
Retail
+
Luxury Goods
Tomorrow

New Pinault-Printemps-Redoute

- Integrated and balanced Group between Retail and Luxury Goods
- Priority to organic growth and cash flow generation
- Sales > EUR 17 billion
- 50% of sales outside France
- Average operating margin > 8%
- 70,000 employees

PINAULT PRINTEMPS-REDOUTE

ANNUAL GENERAL MEETING

MAY 22, 2003



PINAULT PRINTEMPS-REDOUTE



Questions & Answers

PINAULT PRINTEMPS-REDOUTE

ANNUAL GENERAL MEETING

MAY 22, 2003



PINAULT PRINTEMPS-REDOUTE

RESOLUTIONS



First resolution

- ***Approval of the financial statements for 2002***





Second resolution

- ***Approval of the consolidated financial statements for 2002***





Third resolution

- ***Approval of the special report of the auditors on regulated agreements and of the agreements relating thereto.***





Fourth resolution

- ***Approval of the allocation of earnings for the financial year and distribution of a net dividend of € 2.30 per share.***

Fifth resolution

- ***Authorisation to purchase Company shares within the limit of the number of shares representing up to 10% of the share capital.***
  - *maximum purchase price: € 200 per share*
  - *minimum sale or transfer price: € 60 per share*





Sixth resolution

- ***Authorisation to increase the share capital by the issue of shares reserved for employees who are members of a savings scheme, within the limit of 1,200,000 shares.***

Seventh resolution

- ***Amendment of Article 17 of the Company's bylaws relative to Supervisory Board committees and internal regulations.***





Eighth resolution

- ***Powers for the purpose of carrying out all legal publication formalities.***

PINAULT PRINTEMPS-REDOUTE

ANNUAL GENERAL MEETING

MAY 22, 2003



Appendix C

PINAULT PRINTEMPS-REDOUTE

General Shareholders Meeting

Ordinary and Extraordinary

22 May 2003

Balance sheet of the parent company

As at 31 December 2002, 2001 and 2000

ASSETS

(in € millions)	2002	2001	2000
Fixed assets			
Financial investments[1]	7,432.0	6,970.6	6,957.4
Provisions for depreciation	(511.0)	(3.9)	(3.8)
	6,921.0	6,966.7	6,953.6
Other fixed assets	24.8	19.0	62.2
Depreciation and amortisation	(15.1)	(13.7)	(28.3)
	9.7	5.3	33.9
Total fixed assets	**6,930.7**	**6,972.0**	**6,987.5**
Current assets			
Receivables[2]	201.5	304.4	150.0
Marketable securities	320.2	255.5	401.8
Cash and cash equivalents	3,484.3	536.7	89.9
Total current assets	**4,006.0**	**1,096.6**	**641.7**
Total assets	**10,936.7**	**8,068.6**	**7,629.2**
[1]: Of which, less than one year:	*4.8*	*4.5*	*4.5*
[2]: Of which, more than one year:	*66.7*	*52.3*	*39.0*

LIABILITIES

(in € millions)	2002	2001	2000
Shareholders' equity			
Capital	489.6	489.6	362.2
Issue, merger and contribution premiums	1,787.9	1,787.9	1,299.8
Reserves and retained earnings carried forward	843.1	959.1	1,171.4
Profit for the period	244.4	162.0	155.3
Total shareholders' equity	**3,365.0**	**3,398.6**	**2,988.7**
Provisions for risk and charges	**100.1**	**220.5**	**134.0**
Liabilities			
Financial liabilities (excluding interest)[1]	7,108.3	4,249.7	4,376.1
Other liabilities[2]	363.3	199.8	130.4
	7,471.6	**4,449.5**	**4,506.5**
Total liabilities	**10,936.7**	**8,068.6**	**7,629.2**
[1]: Of which, more than one year:	*4,542.3*	*3,738.5*	*4,073.0*
[2]: Of which, more than one year:	*2.2*	*5.7*	*8.1*

Profit and loss account and cash flow statement of the parent company

For the periods ended 31 December 2002, 2001 and 2000

(in € millions)	2002	2001	2000
Operating income	48.4	60.9	53.8
Operating charges	(62.0)	(69.4)	(61.0)
Operating profit / (loss)	**(13.6)**	**(8.5)**	**(7.2)**
Financial income	**818.9**	**61.4**	**62.6**
Pre-tax profit on ordinary activities	**805.3**	**52.9**	**55.4**
Exceptional income / (charges)	**(767.2)**	**(6.6)**	**(4.2)**
Tax and employee profit sharing	206.3	115.7	104.1
Net profit for the period	**244.4**	**162.0**	**155.3**
Net cash flow from operating activities	**1,065.5**	**112.7**	**70.5**
(Acquisitions)/Disposals of operating fixed assets	15.2	79.3	(8.2)
Net change in long- and medium-term loans	–	–	–
Change in financial investments	(455.6)	(13.3)	(308.3)
Net cash flow from investment activities	**(440.4)**	**66.0**	**(316.5)**
Net change in financial liabilities	2,665.6	(126.4)	590.3
Capital increases	–	502.5	129.6
Dividends paid by Pinault-Printemps-Redoute	(278.4)	(254.3)	(209.0)
Net cash flow from finance activities	**2,387.2**	**121.8**	**510.9**
Increase in cash	**3,012.3**	**300.5**	**264.9**
Cash at the beginning of the period	**792.2**	**491.7**	**226.8**
Cash at the end of the period	**3,804.5**	**792.2**	**491.7**

Changes in shareholders' equity of the parent company

(before allocation of income) *(in FRF millions)*	Number of shares	Capital	Premiums on issues, merger	Reserves and retained earnings b/f	Profit/(loss) for the period	Share-holder's equity
At 31 December 2000	**118,779,305**	**2,376**	**8,526**	**7,684**	**1,019**	**19,605**
Exercise of stock options	50,000	1	14	–	–	**15**
Allocation of income from 2000				1,019	(1,019)	
Dividends paid				(1,669)		**(1,669)**
Situation in FRF before capital conversion	118,829,305	2,377	8,540	7,034		**17,951**
Situation in euros before capital conversion	**118,829,305**	**362.4**	**1,301.9**	**1,072.3**		**2,736.6**
Conversion of capital into euros		113.0		(113.0)		
Exercise of stock options	5 000		0.2			**0,2**
Conversion of 3,077,000 bonds by Artemis group (OCEANE 2001)	3,560,089	14,2	485.8			**500.00**
Conversion of 73 bonds (OCEANE 2001)	86					
Changes in regulatory provisions				0.1		**0.1**
Revaluation reserve following the Clichy sale				(0.3)		**(0.3)**
Net profit for 2001					162.0	**162.0**
At 31 December 2001 *(in € millions)*	**122,394,480**	**489.6**	**1,787.9**	**959.1**	**162.0**	**3,398.6**
Allocation of income from 2001				162.0	(162.0)	
Dividends paid				(278.4)		**(278.4)**
Changes in regulatory provisions				0.4		**0.4**
Net profit for 2002					244.4	**244.4**
At 31 December 2002 *(in € millions)*	**122,394,480**	**489.6**	**1,787.9**	**843.1**	**244.4**	**3,365.0**

Parent company appendix to the accounts

1. Key events during the year

During the year, Pinault-Printemps-Redoute:

- reinstated in its accounts the performance exchange contract negotiated at the end of 2001, relating to 1,600,000 Pinault-Printemps-Redoute shares at a price of € 170.42 each. On 9 September 2002 the bank exercised its early settlement option available in the event of the share price becoming less than or equal to 50% of the reference price.
- established, in October 2002, a syndicated revolving credit of € 2.5 billion comprised of two tranches of € 1.25 billion each, maturing in three and five years respectively,
- sold Facet, which manages the Conforama credit card, to Cetelem, a subsidiary of BNP Paribas,
- concluded an agreement with Crédit Agricole regarding the sale of Finaref, the company that manages the FNAC, Printemps and Redoute credit cards,
- completed a real estate transaction relating to the buildings located in Roubaix.

2. Accounting principles and methods

The annual accounts have been prepared in accordance with the provisions of the French Accounting Regulation Committee (CRC) regulation No. 99.03 of 29 April 1999 relating to the revised General Accounting Standards.

2.1. Financial investments

■ *Participating interests*

Securities classified as "Participating interests" are those whose ownership is deemed to be useful to the company's activity, notably because they enable the company to exercise influence or control over the issuing company.

The gross value of participating interests is comprised by the acquisition cost excluding incidental costs. For certain securities, this is after the 1976 legal revaluation.

At the year end, the gross value of the securities is compared with their utility value to the company, determined in relation to the estimated economic value of the subsidiary and taking into account the reasons for the original transaction. This utility value is notably assessed by reference to the share of consolidated or revalued shareholders' equity of the company held.

When this value is less than the gross value, a provision is established.

■ *Other long-term investments*

Other long-term investments are those that the company intends or is obligated to hold on a long-term basis but whose ownership is not deemed necessary for its activity.

The gross value is equal to the acquisition cost excluding incidental costs.

A provision for decrease in value is established depending on

Treasury shares purchased by Pinault-Printemps-Redoute and not explicitly allocated from the outset to employees or intended to stabilise the share price, are included within other long-term investments.

At the year end, the acquisition cost is compared with the average market price during the last month of the financial year.

A provision for decrease in value is established when this price is below the book value.

2.2. Marketable securities and negotiable debt instruments

■ *Treasury shares*

Treasury shares purchased by Pinault-Printemps-Redoute are included on the balance sheet within marketable securities under assets when these shares are, from the outset, explicitly allocated to employees or intended to stabilise the share price or relate to interventions according to market conditions.

At the year end, the acquisition cost is compared with the average market price during the last month of the financial year.

A provision for decrease in value is established when this price is below the book value.

■ *Other shares*

Shares are recorded at their acquisition cost. A provision for decrease in value is established when the end of year price is below the book value.

■ *Bonds*

Bonds are recorded on the acquisition date at the nominal amount adjusted for any premium or discount. The amount of any accrued interest that is not yet due at the acquisition date and at the year end is recorded in "receivables".

At the year end, the acquisition cost is compared with the capital market value of the last month, without taking into account any accrued interest not yet due.

■ *Unit trusts*

Units held in unit trusts are recorded at acquisition cost (excluding front-end fees). At the year end, they are valued at their liquidation value. Any unrealised capital loss gives rise to a provision for diminution in value. No accounting entries are made in respect of any unrealised capital gains.

■ *Negotiable certificates of deposit*

Negotiable debt instruments (certificates of deposit and warrants issued by financial companies) are subscribed for in the primary market, or acquired in the secondary market. They are recorded at acquisition cost after deducting any accrued interest at that date when they are acquired on the secondary market.

Prepaid interest is included in financial income on a pro rata basis for the financial year.

■ *Financial instruments*

All foreign exchange and interest rate positions are established by means of instruments listed on organised or over-

Any income or charges arising from financial instruments representing hedging operations are recorded in proportion to the income or charges arising from the items being hedged.

In the event that financial instruments do not represent hedging against risks, any gains or losses arising from changes in their market value are recorded in the profit and loss account, except in the case of over-the-counter transactions, for which any unrealised losses are the subject of a provision while unrealised gains are not recorded.

■ *Foreign currency transactions*

Foreign currency denominated income and charges are recorded at their exchange value on the date of the transaction. Foreign currency denominated liabilities, receivables and cash are translated based on the exchange rate prevailing on the year-end closing date.

Foreign exchange gains and losses arising from the valuation of foreign currency denominated liabilities and receivables are recorded in adjustment accounts, under assets for unrealised losses and under liabilities for unrealised gains. A provision for risk is established for any unrealised losses that are not hedged.

2.3. Issue costs on borrowings and capital increases Premiums on redemption of borrowings

Issue costs on borrowings are recorded as charges at the time of the issue.

Issue costs on capital increases, mergers and contributions are deducted from the issue, merger or contribution premiums.

Borrowings are recorded at their nominal value in the case of ordinary and convertible borrowings, and at their indexed value in the case of indexed borrowings.

Any issue or redemption premiums are recorded under the balance sheet heading corresponding to these borrowings and are amortised on a financial basis (over the life of the borrowing). In the case of a borrowing in the form of convertible bonds, the redemption premium is spread over the life of the borrowing, in accordance with the preferred method.

3. Operating profit

The operating profit is comprised of the following items:

(in € millions)	31.12.2002	31.12.2001
Group fees	34.8	41.6
Income from premises rented out	11.4	19.1
Staff costs	(17.4)	(13.7)
Purchases and external charges & taxes	(39.9)	(49.3)
Net amortisation and provisions	(1.6)	(5.3)
Other income and charges	(0.9)	(0.9)
Total	**(13.6)**	**(8.5)**

4. Financial income

The financial income of the parent company is analysed as follows:

(in € millions)	31.12.2002	31.12.2001
Net financial charges	**(137.0)**	**(243.7)**
Charges and interest on non-group debt	(150.6)	(245.4)
Interest on intra-group current accounts	13.6	1.7
Income and charges on financial investments	**955.9**	**305.1**
Dividends received	951.4	300.6
Interest on receivables relating to participating interests	4.5	4.5
Total	**818.9**	**61.4**
Of which, concerning related companies:		
- Interest on intra-group current accounts	*13.6*	*1.7*
- Dividends received	*951.4*	*300.6*
- Interest on receivables relating to participating interests	*4.5*	*4.5*

5. Exceptional income and charges

Exceptional income and charges of the parent company are analysed as follows:

(in € millions)	31.12.2002	31.12.2001
Net income from the sale of operating fixed assets	22.6	55.2
Net income from the sale of participating interests, depreciation and related operations	(758.1)	(48.9)
Net exceptional income / (charges) on assets	**(735.5)**	**6.3**
Costs relating to legal disputes, litigation and restructuring	(5.1)	(9.6)
Other exceptional income / (charges)	(26.6)	(3.3)
Total	**(767.2)**	**(6.6)**

6. Tax and employee profit sharing

This item is analysed as follows:

(in € millions)	31.12.2002	31.12.2001
Tax	44.7	(0.1)
Benefit arising from group tax regime	163.0	117.1
Profits tax	**207.7**	**117.0**
Employee profit sharing	(1.4)	(1.3)
Total	**206.3**	**115.7**

In accordance with a tax consolidation agreement effective from 1 January 1988, Pinault-Printemps-Redoute manages the tax liability of the consolidated group and the tax-related obligations incumbent upon the group.

The tax group was comprised by 178 companies in 2002, compared to 187 in 2001. Each subsidiary company bears a profits tax charge calculated on its own profits as if there were no tax grouping. The tax savings made by the group due to the existence of the tax group are borne by Pinault-Printemps-Redoute, the parent company of the consolidated group.

7. Net financial investments

(in € millions)	Participating interests	Other long-term investments	Loans	Other	Total
At 31 December 2001	**6,964.7**	**1.0**	**0.6**	**0.4**	**6,966.7**
increases					
Ing Lease deposit				0.6	**0.6**
Acquisition of Facet shares	866.7				**866.7**
Acquisition of Finaref shares	170.0				**170.0**
Kertel capital increase	135.2				**135.2**
Printemps Réassurances capital increase	9.0				**9.0**
Acquisition of PPR Luxembourg shares	2.8				**2.8**
Acquisition of Guilbert shares (stock options exchange)	0.6				**0.6**
Teamtel capital increase	5.8				**5.8**
Baryum capital increase	2.7				**2.7**
Sapardis capital increase	2.7				**2.7**
Sundry	0.1				**0.1**
Reductions					
Sale of Kertel shares	(141.0)				**(141.0)**
Sale of Facet shares	(866.7)				**(866.7)**
Sale of PPR Purchasing shares	(0.5)				**(0.5)**
Depreciation of Guilbert shares	(350.0)				**(350.0)**
Depreciation of Club de Développement PPR shares	(6.2)				**(6.2)**
Depreciation of Artes shares	(1.1)				**(1.1)**
Treasury shares[1]					
Gross value (incl. settlement of equity swap for € 272.7 million)		273.3			**273.3**
Depreciation		(149.7)			**(149.7)**
At 31 December 2002	**6,794.8**	**124.6**	**0.6**	**1.0**	**6,921.0**

(1) The amount corresponding to treasury shares is not available for merger premiums.

Of which, concerning related companies:					
2001	*6,964.7*	-	-	-	*6,964.7*
2002	*6,794.8*	-	-	-	*6,794.8*

8. Other fixed assets

Changes in other fixed assets are analysed as follows:

(in € millions)	Land and buildings	Equipment and installations	Other	Total
Gross value				
31 December 2001	13.6	0.4	5.0	19.0
Acquisitions	8.7		1.7	10.4
Disposals	(4.6)			(4.6)
Reclassification	0.3		(0.3)	0.0
31 December 2002	18.0	0.4	6.4	24.8
Amortisation and provisions				
31 December 2001	(9.9)	(0.4)	(3.4)	(13.7)
Provisions raised	(0.8)		(0.8)	(1.6)
Disposals	0.2			0.2
31 December 2002	(10.5)	(0.4)	(4.2)	(15.1)
Net value				
31 December 2001	3.7	0.0	1.6	5.3
31 December 2002	7.5	0.0	2.2	9.7

9. Marketable securities and cash and cash equivalents (excluding interest)

These items are analysed as follows:

(in € millions)	31.12.2002	31.12.2001
Treasury shares[1]	526.6	282.2
Depreciation	(206.4)	(26.7)
Marketable securities	**320.2**	**255.5**
Bank deposits and movements of funds	329.3	0.2
Current accounts - debit balances	3,155.0	536.5
Cash and cash equivalents	**3,484.3**	**536.7**
Debit Balance	**3,804.5**	**792.2**
Of which, concerning related companies:		
- Current accounts - debit balances	*3,155.0*	*536.5*

(1) The amount corresponding to own shares is not available in regulatory reserves.

10. Reserves and retained earnings brought forward

Reserves and retained earnings brought forward of the parent company before allocation of income, are analysed as follows:

(in € millions)	31.12.2002	31.12.2001
Legal reserve	44.4	36.3
Regulatory reserves	599.7	599.7
Other reserves	45.3	45.3
Reserves	**689.4**	**681.3**
Retained earnings brought forward	151.2	275.7
Revaluation reserves	0.2	0.2
Regulatory provisions	2.3	1.9
Total	**843.1**	**959.1**

11- Financial liabilities

Indexed bond issued on 30 January 1998:

Issue price: € 106,714,312.07 represented by 70,000 bonds with a nominal value of € 1,524.49 each.

Annual interest: zero coupon.

Total duration of borrowing: 7 years.

Normal redemption: 31 January 2005 at a redemption price that will, under no circumstances, be less than 100% or more than 228% of the nominal value of the bond. The redemption price within this range is determined by an indexation formula linked to the growth rate of the Pinault-Printemps-Redoute SA share price.

Gross annual interest yield: between 0% and 12.5% depending on the Pinault-Printemps-Redoute SA share price.

Balance outstanding at 31 December 2002: € 106,714,312.07.

The full amount of this borrowing is the subject of a simultaneous swap against 3-month EURIBOR.

Bond issued on 27 May 1998:

Issue price: € 304,898,034.48 represented by 400,000 bonds with a nominal value of € 762.25 each.

Annual interest: 5.20%.

Total duration of borrowing: 7 years.

Redemption: in full on 27 May 2005.

Gross annual interest yield: 4.99%.

Balance outstanding at 31 December 2002: € 304,898,034.48.

The full amount of this borrowing is the subject of a simultaneous swap against 3-month EURIBOR.

Bond issued on 19 December 2000:

Issue price: € 250,000,000 represented by 250,000 bonds with a nominal value of € 1,000 each.

Annual interest: 3-month Euribor +0.55%.

Total duration of borrowing: 3 years.

Redemption: in full on 19 December 2003.

Balance outstanding at 31 December 2002: € 250,000,000.

Bond issued on 13 July 2001:

Issue price: € 300,000,000 represented by 300,000 bonds with a nominal value of € 1,000 each as part of an EMTN programme.

Annual interest: 3-month Euribor +0.50%.

Total duration of borrowing: 3 years.

Redemption: in full on 13 July 2004.

Balance outstanding at 31 December 2002: € 300,000,000.

Bond with an option to convert into new shares and/or exchange for existing shares (OCEANE) issued in 1999

Issue price: € 999,999,792 represented by 4,784,688 bonds with a nominal value of € 209 each.

Annual interest: 1.50%.

Total duration of borrowing: 3 years and 192 days.

Conversion and/or exchange for shares: on 1 January 2003 at the rate of 1 share for 1 bond.

Normal redemption: redemption in full on 1 January 2003 at a price of € 216.58.

Gross annual interest yield in the event of no conversion: 2.5%.

Balance outstanding at 31 December 2002: € 1,127,990,006.84 representing 5,208,191 bonds, including the redemption premium, following:

- the issue in 1999 of a similar borrowing of 452,464 bonds at the time of the public exchange offer for Guilbert,
- redemption in 2002 of 28,941 bonds for € 6,048,669,
- exchange by third parties of 20 bonds, representing € 4,180.

Bond with an option to convert into new shares and/or exchange for existing shares (OCEANE) issued on 8 November 2001

Issue price: € 1,380,000,050 represented by 8,492,308 bonds with a nominal value of € 162.5 each.

Annual interest: 1.50%.

Total duration of borrowing: 5 years and 54 days.

Conversion and/or exchange of bonds for shares: until 31 December 2001, at the rate of 1.157 shares per bond, and with effect from 1 January 2002, at the rate of 1 share for 1 bond.

Normal redemption: redemption in full on 1 January 2007 at a price of € 162.5.

Gross annual interest yield in the event of no conversion: 1.5%.

Balance outstanding at 31 December 2002: € 862,519,612.50 representing 5,307,813 bonds, following the conversion in 2001 of 3,077,073 bonds and the redemption in 2002 of 107,422 bonds for € 17,456,075.

Early redemption is available at the option of the holders on 8 May 2003.

Besides the borrowings in the form of bonds, in 1999 Pinault-Printemps-Redoute entered into a bank loan of € 750 million maturing in November 2004. This loan was securitised in a dedicated securitised debt fund, with all its units being subscribed to by Armoris Finance SA, a company that performs its refinancing in the commercial paper market.

In 2002, Pinault-Printemps-Redoute entered into a bank borrowing in the form of a negotiable syndicated credit comprised by two tranches of € 1.25 billion for an average duration of 4 years, negotiable for a total amount of € 2.2 billion at 31 December 2002.

11.1. Analysis by liability category

(in € millions)	31.12.2002	31.12.2001
Convertible bonds[1]	1,990.5	1,974.5
Bonds	854.9	1,354.9
Indexed bonds	172.4	159.0
Confirmed credit lines	3,276.0	-
BLB / CCF borrowing	750.0	750.0
Long- and medium-term borrowings	-	5.1
Short-term borrowings	50.0	-
Short-term credit facilities	3.2	6.2
Stockbrokers	11.3	-
Bank liabilities and similar items	**7,108.3**	**4,249.7**
Current accounts - credit balances	-	-
Total	**7,108.3**	**4,249.7**
Of which, concerning related companies:		
- Current accounts - credit balances	-	-

(1) The amount in 2002 includes € 39.5 million of redemption premium for the 1/01/2003 maturity.

At 31 December 2002 and 2001, no bank commitments were subject to any tangible security interest.

11.2. Analysis by maturity

(in € millions)	31.12.2002	31.12.2001
Due in less than one year[1]	2,566.0	511.2
Due in more than one year and less than five years[2]	4,542.3	3,738.5
Total	**7,108.3**	**4,249.7**

(1) Including € 862.5 million of OCEANE bonds issued in November 2001.
(2) Short-term drawings on lines secured by confirmed credits of more than one year are classified as maturing in more than one year.

11.3. Net financial liabilities

(in € millions)	31.12.2002	31.12.2001
Financial liabilities	7,108.3	4,249.7
Marketable securities	(320.2)	(255.5)
Cash and cash equivalents	(3,484.3)	(536.7)
Net financial liabilities	**3,303.8**	**3,457.5**

11.4. Interest rate information

(in € millions)	31.12.2002	31.12.2001
Average financial liabilities at fixed rates	1,976.0	1,245.3
Average financial liabilities at variable rates	1,426.2	2,716.1
Average financial liabilities	**3,402.2**	**3,961.4**
Average interest rate - fixed	2.06 %	2.51 %
Average interest rate - variable	3.96 %	4.90 %
Average interest rate for the period	**2.88 %**	**4.15 %**

12. Off balance sheet commitments

12.1. Commitment to purchase Gucci shares

Under the three-party agreement, effective from 10 September 2001, between Pinault-Printemps-Redoute, Gucci and LVMH, the Pinault-Printemps-Redoute group committed to make a public purchase offer, between 22 March and 30 April 2004, at $ 101.5 per Gucci share.

In the event that the Gucci share price is below $ 101.5, the maximum commitment would amount to $ 4.7 billion, based on the number of issued Gucci shares at 31 December 2002.

12.2. Commitments given with regard to retirement gratuities and similar obligations

There is no specific retirement scheme for staff employed by the company. The collective agreement applicable to Department Stores provides for the payment of a gratuity on the retirement of individual employees.

Given that the company employed 143 staff at 31 December 2002, with an average of 134, the amount of any commitments in respect of retirement gratuities is € 0.3 million (the calculation method used takes into account the length of service of employees, expected death rates and a DCF rate).

12.3. Other off balance sheet commitments

(in € millions)	31.12.2002	31.12.2001
Endorsements and guarantees on behalf of:		
■ related companies	0.3	102.3
■ non-group entities	-	-
Endorsements and guarantees	**0.3**	**102.3**
Security interests provided on behalf of subsidiaries		**-**
SWAPS, CAPS, FLOORS, PIBOR contracts	**412.0**	**666.7**
Total	412.3	769.0

As part of the group's interest rate risk hedging policy, Pinault-Printemps-Redoute entered into interest rate swaps secured by various borrowings in issue:

■ a bond maturing in May 2005 for € 304.9 million, swapped in full against 3-month Euribor.

■ a bond indexed to the Pinault-Printemps-Redoute share price maturing in January 2005 for € 106.7 million, swapped in full against 3-month Euribor.

All other off balance sheet transactions intended to hedge interest rate risk were performed by PPR Finance.

List of subsidiaries
and equity interests
at 31 December 2002

(in € thousands)		Capital	Shareholders' equity excl. capital & profit/loss
I - DETAILED INFORMATION			
A. Subsidiaries (> 50 % held)			
CAUMARTIN PARTICIPATIONS	18, place H. Bergson - 75008 Paris	6,132	70,607
CONFORAMA HOLDING	80, boulevard du Mandinet à Lognes - 77432 Marne-la-Vallée	73,805	236,888
CLUB DE DÉVELOPPEMENT PPR	18, place H. Bergson - 75008 Paris	15,000	(7,716)
DISCODIS	18, place H. Bergson - 75008 Paris	153,567	12,770
FINANCIÈRE MAROTHI	18, place H. Bergson - 75008 Paris	388,457	2,247,765
FINAREF	6, rue E. Moreau - 59100 Roubaix	13,651	652,037
FRANCE PRINTEMPS	102, rue de Provence - 75009 Paris	54,591	108,199
GUILBERT	126, avenue du Poteau - 60300 Senlis	13,913	195,418
PPR INTERACTIVE	127, rue de Saussure - 75017 Paris	22,500	(22,868)
REDCATS	110, rue de Blanchemaille - 59100 Roubaix	61,219	233,554
SAPRODIS	18, place H. Bergson - 75008 Paris	619,798	128,702
SFGM	18, place H. Bergson - 75008 Paris	4,500	5,617
TEAMTEL	127, rue de Saussure - 75017 Paris	786	(2,795)
II - SUMMARY INFORMATION			
A. Subsidiaries not included in section I			
a) French subsidiaries (combined)			
b) Foreign subsidiaries			
- PPR Luxembourg	25, route d'Esch - Luxembourg		
- Au Printemps Réassurances	19, route de Bitbourg - Luxembourg		
- Others (combined)			
B. Equity interests not included in section I			
a) In French companies (combined)			
b) In foreign companies (combined)			

Financial information

Share capital % held	Book value of shares held		Loans granted by the company and not yet repaid	Amount of endorsements guarantees and given by the company	Sales (excl. taxes) of the previous financial year	Profit / (loss) of the previous year	Dividends received by the company during the period	Comments
	Gross	Net						
99.97	82,344	82,344				5,910		
92.89	252,348	252,348				442	47,688	
60.00	9,147	2,925				(2,663)		
100.00	299,735	299,735				(7,629)	34,552	
99.99	2,685,468	2,685,468				(166,035)		
90.15	345,775	345,775			527,574	642,412	414,242	
99.95	132,439	132,439			859,677	46,106	10,481	
99.99	1,309,806	959,806			10,202	434,687	346,008	
100.00	22,867	22,867			10,849	(1,556)		
99.99	1,230,213	1,230,213			35,174	22,532	33,737	
82.09	568,830	568,830				71,927	57,325	
99.50	7,313	7,313			876	410	448	Revaluation reserve +180
100.00	5,896	5,896			23,150	3,089		
	12,215	10,487					6,880	
	14,416	14,416						
	10,188	10,188						
	1,968	1,968						
	1,749	648						
	757	757						
	6,993,474	**6,634,423**						

List in portfolio of securities held

at 31 December 2002

Company name *(in € thousands)*	Number of shares	%	Investments held Gross value	Reduction in value	Net book value
1. Investment securities and interests in French companies whose inventory value by category of security or interest is more than or equal to € 15,000:					
ARTES	69,649	14.19	1,100.8	1,100.8	
BALZAN	2,994	99.80	48.7		**48.7**
BARYUM	182,990	99.99	2,745.6		**2,745.6**
CAUMARTIN PARTICIPATIONS	875,700	99.97	82,343.5		**82,343.5**
CLUB DE DÉVELOPPEMENT PPR	599,994	60.00	9,146.9	6,222.0	**2,924.9**
CONFORAMA	4,284,633	92.89	252,348.3		**252,348.3**
DISCODIS	3,199,302	100.00	299,734.9		**299,734.9**
FINANCIÈRE MAROTHI	20,443,682	99.99	2,685,468.1		**2,685,468.1**
FINAREF	201,816,861	90.15	345,775.4		**345,775.4**
FRANCE PRINTEMPS	3,589,598	99.95	132,439.3		**132,439.3**
GECCA	995	99.50	1,036.6		**1,036.6**
GUILBERT (obligations)	930,581		155,836.8		**155,836.8**
GUILBERT (titres)	9,124,107	99.99	1,309,805.6	350,000.0	**959,805.6**
KADEOS	58,000	33.33	292.5		**292.5**
LOCUTION	2,990	99.67	45.6		**45.6**
LOBELIE SCS	37,500	3.75	285.8		**285.8**
MOBILE PLANET	2,994	99.80	45.6		**45.6**
MOBILE PLANET EUROPE	9,900	99.00	150.9		**150.9**
PETITS & GRANDS	4,500	45.00	68.6		**68.6**
PINAULT-PRINTEMPS REDOUTE	5,758,648	4.70	800,068.9	356,134.7	**443,934.2**
PPR FINANCE	9,990	99.90	152.3		**152.3**
PPR INTERACTIVE	1,499,989	100.00	22,867.2		**22,867.2**
PRODISTRI	14,995	99.97	228.6		**228.6**
PPR PPR PURCHASING	731,250	65.00	2,936.2		**2 936.2**
REDCATS	400,100	99.99	1,230,212.5		**1,230,212.5**
SAPARDIS	182,992	100.00	2,745.6	38.0	**2,707.6**
SAPRODIS	33,920,228	82.09	568,830.2		**568,830.2**
SAVOISIENNE	129,690	99.00	1,977.1	1,689.8	**287.3**
SOCIÉTÉ FINANCIÈRE DE GRANDS MAGASINS	298,502	99.50	7,313.4		**7,313.4**
TEAMTEL	392,989	100.00	5,895.6		**5,895.6**
TREMI	2,994	99.80	48.7		**48.7**
VARIANTE	2,994	99.80	48.7		**48.7**
2. Investment securities and interests whose inventory value by category of security or interest is less than € 15.000.			5.5		**5.5**
3. Other service companies, property and sundry items			1,236.5	343.2	**893.3**
4. Shares in foreign companies			27,498.8	169.3	**27,329.5**
Total			**7,950,785.3**	**715,697.8**	**7,235,087.5**

Five-year financial summary of the parent company

	1998	1999	2000	2001	2002
Capital at the end of the period					
Share capital ***(in €)***	358,064,904	363,380,831	362,155,766	489,577,920	**489,577,920**
Number of existing ordinary shares	117,437,590[1]	119,181,100	118,779,305	122,394,480[2]	**122,394,480**
Maximum number of shares that can be created in the future	685,030[1]	5,379,152	5,374,152	10,734,387[2]	**6,221,620**
- by conversion of bonds	-	5,237,152	5,237,152	10,652,387[2]	**5,307,813**
- by the exercise of subscription rights	685,030[1]	142,000	137,000	82,000[2]	**913,807**
Operations and profit for the period ***(in € thousand)***					
Income from ordinary activities	28,497	31,494	36,388	41,611	**34,831**
Profit before tax, employee profit sharing and amortisation and provisions	120,151	295,662	87,926	146,304	**608,311**
Tax on profits (charge) / income	124,469	52,285	105,188	116,925	**207,573**
Employee profit sharing for the period	624	755	1,041	1,288	**1,362**
Profit after tax, employee profit sharing and amortisation and provisions	237,002	315,682	155,296	161,953	**244,391**
Distributed profit	169,186	211,502	258,941	281,507	**281,507[3]**
Data per share ***(in €)***					
Profit after tax, employee profit sharing but before amortisation and provisions	2.08	2.91	1.62	2.14	**6.65**
Profit after tax, employee profit sharing and amortisation and provisions	2.02	2.65	1.31	1.32	**2.00**
Dividend:					
- net dividend per share	1.44	1.78	2.18	2.30	**2.30[3]**
- total income per share (tax credit at 50%)	2.16	2.67[4]	3.27[4]	3.45[4]	**3.45[4]**
Employees					
Average number of employees during the period	80	93	99	110	**134**
Total payroll for the period ***(in € thousand)***	5,500	6,349	8,055	9,587	**11,573**
Sums paid by way of social benefits during the period (social security, company benefit schemes, etc.) ***(in € thousand)***	2,413	2,677	4,276	4,116	**5,862**

(1) On 17 July 1998, a 5 for 1 share split was performed through the exchange of 1 old share of FRF 100 for every 5 new shares of FRF 20.
(2) On 30 August 2001, capital converted to euros and nominal value of shares revised to € 4.
(3) To be submitted for approval at the Mixed General Meeting to be held on 22 May 2003.
(4) Subject to a tax credit limited according to the status of each beneficiary.

Resolutions

Within the competence of the Ordinary General Meeting:

FIRST RESOLUTION

(Approval of the financial statements for the financial year)

After hearing:

- the management report by the Management Board for 2002,
- the observations of the Supervisory Board,
- the report of the auditors on the performance of their assignment during this financial year,

the General Meeting of shareholders, acting in its capacity as an Ordinary General Meeting, approves the annual financial statements for 2002, as submitted, as well as the transactions reflected in these statements and summarised in these reports.

SECOND RESOLUTION

(Approval of the consolidated financial statements)

After hearing:

- the report of the Management Board on the management of the Group during 2002,
- the observations of the Supervisory Board,
- the report of the auditors on the consolidated financial statements for 2002,

the General Meeting of shareholders, acting in its capacity as an Ordinary General Meeting, approves the consolidated financial statements for 2002, as submitted, as well as the transactions reflected in these statements and summarised in these reports.

THIRD RESOLUTION

(Agreements referred to in Articles L. 225-86 et seq. of the French Commercial Code)

After hearing the special report of the auditors on the agreements referred to in Articles L. 225-86 et seq. of the French Commercial Code, the General Meeting of shareholders, acting in its capacity as an Ordinary General Meeting, states that it approves this report and the agreements relating thereto.

FOURTH RESOLUTION

(Allocation of revenues)

After approving the financial statements submitted to it, showing:

a profit of .... € 244,391,347.96

which, when increased by
retained earnings of .... € 151,187,209.67

gives a credit balance of .... € 395,578,557.63

the General Meeting of shareholders, acting in its capacity as an Ordinary General Meeting, transfers to the legal reserve, for allocation to the special reserve for long-term capital gains, an amount of .... € 4,522,070.71

and allocates to the special reserve for long-term capital gains an amount of .... € 46,486,223.72

It also records the existence of a distributable balance of .... € 344,570,263.20,

which it decides to allocate as follows:

- to shares by way of a dividend .... € 281,507,304.00
- to retained earnings.................................... € 63,062,959.20

Total equal to .... € 344,570,263.20

The General Meeting of shareholders decides that a net dividend of € 2.30 per share shall be paid out as of 6 June 2003, to which shall be added, if applicable, the tax already paid to the French Treasury (tax credit) at a rate of 50%, or any other rate provided for by the tax provisions in force. The aggregate dividend payable on shares held by the Company on the distribution date and on shares that have been cancelled shall be allocated to the retained earnings account.

The General Meeting of shareholders records that the net dividend per share over the last three financial years was as follows:

Year of payment	Net dividend	Tax credit at 50%	Total income
2000	€ 1.78 (FRF 11.68)	€ 0.89 (FRF 5.84)	€ 2.67 (FRF 17.52)
2001	€ 2.18 (FRF 14.30)	€ 1.09 (FRF 7.15)	€ 3.27 (FRF 21.45)
2002	€ 2.30	€ 1.15	€ 3.45

FIFTH RESOLUTION

(Authorisation to be given to the Management Board to purchase Company shares)

After hearing the report of the Management Board and the information memorandum approved by the Commission des Opérations de Bourse (the French stock market regulatory authority), the General Meeting of shareholders, acting in its capacity as an Ordinary General Meeting, authorises the Management Board, in compliance with Article L. 225-209 of the French Commercial Code, to purchase the Company's shares, on one or more occasions at times it shall decide, within the limit of the number of shares representing up to 10% of the share capital, i.e. 12,239,448 shares.

These purchases may be made by any means, including through the use of derivative products or in the form of blocks of shares, for the purposes of:

- stabilising the Company's share price by systematically intervening against stock market trends,
- intervening through purchases and sales depending on the stock market situation,
- granting stock purchase options to the Group's employees and corporate officers or selling or allocating shares to employees, as allowed by law,
- enabling investment or funding through the allocation of shares, within the scope either of acquisitions or the issue of securities entitling the holder to be allocated Company shares,
- managing cash and shareholders' equity as efficiently as possible,
- cancelling shares that have been repurchased, subject to the authorisation granted by the Extraordinary General Meeting of shareholders.

The shares repurchased by the Company under this authorisation may be retained, sold or transferred by any means, including through the use of derivative products or in the form of blocks of shares. They may be used within the scope of stock purchase option plans granted to the Group's employees and corporate officers, or in the sale or allocation of shares to the Group's employees. They may also be cancelled, in accordance with the law.

The maximum purchase price shall be set at € 200 per share and the minimum sale or transfer price shall be set at € 60 per share. In the event of an operation on the Company's shares, notably the splitting or consolidation of shares or the allocation of bonus shares, these amounts shall be adjusted accordingly. The sale or transfer prices shall, however, be set in accordance with the law relating to sales or transfers of shares within the scope of stock purchase options plans and sales or allocations of shares to employees.

The maximum amount of the operation is therefore set at € 2,447,889,600.

The General Meeting of shareholders grants full powers to the Management Board for the purposes of carrying out these operations, determining all the terms and conditions thereof, and entering into all agreements and carrying out all formalities.

This authorisation, which cancels any unused part of the authorisation granted by the Ordinary General Meeting of 21 May 2002, is given for a period of 18 months as from the date of this Meeting.

Within the competence of the Extraordinary General Meeting:

SIXTH RESOLUTION

(Authorisation to increase the share capital by the issue, without preferential subscription rights, of shares reserved for employees who are members of a savings scheme)

After hearing the report of the Management Board and the special report of the auditors, the General Meeting of shareholders, acting in its capacity as an Extraordinary General Meeting, authorises the Management Board to proceed with, on authority of its sole decisions, on one or more occasions, under the conditions determined by law, notably Articles L. 225-138 and L. 225-129 VII of the French Commercial Code and Articles L. 443-1 et seq. of the French Labour Code, an increase in the share capital for a nominal amount of no more than € 4,800,000, through the issue of shares reserved for employees of the Company or related companies or organisations, in accordance with the conditions provided for by Article L. 233-16 of the French Commercial Code, who are members of a savings scheme established for this purpose.

The total number of shares that can be subscribed for by application of this authorisation shall not exceed 1,200,000 shares.

The General Meeting of shareholders determines that this authorisation withdraws the preferential subscription rights of shareholders to the shares to be issued, in favour of the aforementioned employees for whom they are reserved.

The share subscription price shall be set at a minimum of 80% of the average opening trading price of the Company's shares on the Euronext Paris SA primary market during the 20 trading sessions preceding the day of the Management Board's decision setting the opening date for subscriptions.

Each capital increase shall be limited to the amount of the shares subscribed to by the employees, either individually or through company investment funds or open-ended investment companies governed by Article L. 214-40-1 of the French Monetary and Financial Code.

The General Meeting of shareholders grants full powers to the Management Board in order to:

- determine the subscription price(s) of the shares to be issued and the date(s) from which they beneficiaries are vested,
- determine the companies and employees concerned,
- decide if the shares are to be subscribed to directly by employees who are members of a savings scheme or through company investment funds or open-ended investment companies governed by Article L. 214-40-1 of the French Monetary and Financial Code,
- determine the dates, timetable and other terms and conditions of the issues to be made,
- declare completion of the capital increase(s),
- perform all allocations of costs concerning the capital increases to the premiums relating thereto,
- undertake any related changes to the bylaws and generally take all decisions, enter into all agreements and perform all formalities.

This authorisation is granted for a period of one year as from the date of this Meeting.

SEVENTH RESOLUTION

(Amendment of Article 17 of the Company's bylaws)

The General Meeting of shareholders, acting in its capacity as an Extraordinary General Meeting, decides to amend paragraphs IV and V of Article 17 of the Company's bylaws as follows:

ARTICLE 17

ATTRIBUTIONS AND POWERS OF THE SUPERVISORY BOARD.

IV. The Board may decide to create committees comprised of members that it may choose freely from among its own members and whose missions it shall define. The organisation and running of each committee is determined by each Committee in accordance with the principle of collectivity that prevails upon the Supervisory Board.

V. The Board determines its operating methods, other than those defined by law, through internal regulations.

(the rest remains unchanged)

EIGHTH RESOLUTION

(Powers)

The General Meeting of shareholders, acting in its capacity as an Extraordinary General Meeting, grants full powers to the bearer of a copy of or an excerpt from the minutes of this Meeting for the purpose of carrying out all legal publication formalities.

PINAULT
PRINTEMPS-REDOUTE

Société Anonyme à Directoire et Conseil de Surveillance
au capital de 489 577 920 €.
Siège Social : 18, place Henri Bergson - Paris 8ème
552 075 020 R.C.S. PARIS (55 B 7502)

Appendix D

PINAULT
PRINTEMPS-REDOUTE

Paris, June 3, 2003

PRESS RELEASE

COMPLETION OF THE SALE OF GUILBERT TO OFFICE DEPOT

Following the autorisation of European competition authorities on May 23 2003, PPR Group announces the completion of the sale of Guilbert to the U.S. group Office Depot.

This transaction announced on April 11 2003 is valued at 815 million euros. It represents a new step in Pinault-Printemps-Redoute's strategy to concentrate on the individual customer through its retail and luxury activities.

About Pinault-Printemps-Redoute:

PPR has a presence in over 65 countries. It is the leading European specialised distribution group through companies such as Printemps, Conforama, Redcats and Fnac, and a major player in the luxury goods sector with the Gucci and Yves Saint Laurent brands. In 2002, PPR generated EUR 27.4 billion in sales, EUR 1,827 million in operating income and EUR 1,589 million in net income. The Group totalled over 108,000 employees in 2002.

CONTACTS

Press:	Juliette Psaume	+33 (0)1 44 90 63 02
Analysts/Investors:	David Newhouse	+33 (0)1 44 90 63 23
	Alexandre de Brettes	+33 (0)1 44 90 61 49
Press website:	www.pprlive.com	
Analyst/Investors website:	www.pprfinance.com	

Appendix E

24/06/2003
Success of Rexel's capital increase

Success of Rexel's capital increase

The 417 million capital increase, with retention of preferential subscription rights, launched by Rexel on May 26, was oversubscribed by a wide margin, in excess of the 20.3 million shares offered.

After applying the formula for the allocation of reducible orders, only 213,846 shares of the 3.7 million requested on a reducible basis were able to be allocated.

The number of shares comprising Rexel's share capital will therefore be increased to 67,749,995. The closing date is expected to be June 30, 2003.

"This success underlines the confidence that Rexel's existing and new shareholders have in the company's potential for development", said Jean-Charles PAUZE, Rexel's Chairman and Chief Executive Officer".

The offering circular (prospectus) relating to this capital increase received a visa of the Commission des Opérations de bourse under number 03-468, dated May 23, 2003.

Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical parts and supplies, with a network of 1,860 sales outlets in 32 countries. The Group posted sales of 7.374 billion in 2002.

CONTACTS

Press :
Laetitia OLIVIER
Tel : (33 1) 42 85 59 89
E-mail : lolivier@rexel.fr

Financial analysts/investor :
Frédéric de CASTRO
Tel : (33 1) 42 85 76 12
E-mail : fdecastro@rexel.fr